Exhibit 99.1
Important Notice
The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
All Directors of the Company attended the meeting of the Board of Directors of the Company.
PricewaterhouseCoopers have provided standardized and unqualified audit opinions for the financial statements for 2008 of the Company.
Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Shen Yi, Managing Director, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, Chief of Financial Department hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

Contents

Chapter 1: Basic Information of the Company	3

Chapter 2: Accounting Data and Business Indicators	8

Chapter 3: Changes in Capital and Shareholders’ Information	9

Chapter 4: Directors, Supervisors, Senior Management And Employees	14

Chapter 5: Corporate Governance Measures	22

Chapter 6: Summary of Shareholders’ General Meetings	29

Chapter 7: Report of Directors	30

Chapter 8: Report of the Supervisory Committee	45

Chapter 9: Matters of Importance	47

Chapter 10: Auditors’ Report and Audited Financial Statements	53

Chapter 11: Documents Available for Inspection	126

Chapter 1: Basic Information of the Company
A. BASIC INFORMATION
1.	Registered name of the Company:

English name of the Company: Guangshen Railway Company Limited
2.	Legal representative: He Yuhua

3.	Company Secretary: Guo Xiangdong
Tel: (86) 755-25587920 or (86) 755-25588146
Fax : (86-755) 25591480
Email: ir@gsrc.com
Address: No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

4.	Registered address of the Company: No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postcode: 518010 Company web site: www.gsrc.com Company email: ir@gsrc.com

5.	Newspapers for information disclosing of the Company:
China Securities Journal, Securities Times, Shanghai Securities News
Web site of annual report:     http://www.sse.com.cn
http://www.hkex.com.hk
http://www.gsrc.com

Annual reports of the Company reserved at: Guangshen Railway Company Limited No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China

6.	Information on listing:

A Share	:	Shanghai Stock Exchange
Abbreviation	:	GSRC
Share Code	:	601333
H Shares	:	The Stock Exchange of Hong Kong Limited
Abbreviation	:	GSRC
Share Code	:	00525
ADSs	:	The New York Stock Exchange, Inc.
Ticker Symbol	:	GSH
7.	Other relevant information:
First registered date of the Company: March 6th, 1996
First registered address of the Company:
Heping Road,
Shenzhen, Guangdong Province
Register number of Business License of Enterprise Legal Person: 4403011022106
Tax register number of the Company: 440300192411663
Company Code: 19241166-3

8.	PRC auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co. 11/F PricewaterhouseCoopers Center 202 Hu Bin Road Shanghai 200021 The People’s Republic of China
	International auditors:	PricewaterhouseCoopers 22nd Floor, Prince’s Building Central Hong Kong
	Legal adviser as to PRC law:	Haiwen & Partners 21st Floor, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People’s Republic of China
	Legal adviser as to Hong Kong law:	Norton Rose 38th Floor, Jardine House 1 Connaught Place Central Hong Kong
	Legal adviser as to United States law:	Shearman & Sterling LLP 12th Floor Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
	PRC share registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch No. 166, Lujiazui Road New district Pudong Shanghai, The People’s Republic of China
	Hong Kong share registrar:	Hong Kong Registrars Limited Rooms 1712-16 17th Floor Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong
	Depositary:	JPMorgan Chase Bank, N.A. 13th Floor, No. 4 New York Plaza New York USA
	Principal banker:	China Construction Bank Shenzhen Branch Jiabin Rd Sub-branch 1st to 4th Floors Jinwei Building Jiabin Road Shenzhen The People’s Republic of China

B. COMPANY PROFILE
On March 6, 1996, Guangshen Railway Company Limited (the ‘Company’) was registered and established in Shenzhen, the People’s Republic of China (the ‘PRC’) in accordance with the Company Law of the PRC.
In May 1996, the H shares (‘H Shares’, share code: 00525) and American Depositary Shares (‘ADSs’, ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the ‘Hong Kong Exchange’) and the New York Stock Exchange, Inc. (‘NYSE’), respectively. In December 2006, the A shares (‘A Shares’, share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.
The Company is mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation Limited (‘MTR’) in operating the Hong Kong Through Train passenger and freight services. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.
The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, is 481.2 kilometres long. It runs vertically through the whole Guangdong Province. Guangzhou-Pingshi railway is the Southern part of Beijing-Guangzhou railway, which is the aortic connecting the Northern railway and the Southern railway of China. Guangzhou-Shenzhen railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, as well as the only railway channel linking Hong Kong with inland China. The Guangzhou-Shenzhen railway is currently one of the most modern railways in the PRC, as well as the first wholly-fenced railway with four parallel lines in the PRC that allows the passenger trains and the freight trains to run on separate lines.
Passenger transportation is the principal business of the Company. As of December 31, 2008, the Company operated 239.5 pairs of passenger trains in accordance with its daily train schedule, including 120 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen (including 34 pairs of standby trains), 13 pairs of Hong Kong Through Trains, and 106.5 pairs of long-distance passenger trains. With the Company’s effort to promote the development of high-speed passenger trains, domestically manufactured electric train sets with a speed of 200KM per hour named ‘Concord’ (‘CRH’) transported most of passengers between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen are dispatched every 10 minutes on average during peak hours, and the ‘As-frequent-as-buses’ inter-city operation has basically taken shape.
Freight transportation is one important business of the Company. The Company’s railways are closely linked with neighbouring ports, logistic bases, building materials markets, large factories and mines and the Company has also built partnerships with them on business. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.
In 2008, the Company has finalized the acquisition of the operating assets of Guangzhou-Pingshi Railway, which is the southernmost section of Beijing-Guangzhou line. The operation of the Company has expanded from a regional railway to national trunk line networks. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged, and the competitive competence and overall operating efficiency of the Company will also be greatly improved. With the continuous and stable increase of the economy of China, the instant innovation and development of railways, the strengthen of economic cooperation within the Pan Pearl River Delta, as well as the daily increasing economic cooperation among inland, Hong Kong and Macau, the Company will have more promising development prospects.

Chapter 2: Accounting Data and Business Indicators
1. ACCOUNTING AND BUSINESS INDICATORS DURING THE THREE YEARS ENDED DECEMBER 31, 2008
(unit: RMB thousand)

			Compared with
Income Items	2008	2007	last year(%)	2006
Total revenues	11,688,655	10,508,504	11.23	3,594,474
Total operating expenses	9,991,355	8,793,112	13.63	2,693,918
Profit form operations	1,715,003	1,765,208	-2.84	965,204
Profit before tax	1,501,662	1,668,551	-10.00	920,928
Profit after tax	1,224,368	1,436,202	-14.75	771,773
Profit attributable to shareholders	1,224,129	1,431,415	-14.48	771,513
Basic earnings per share (RMB)	0.17	0.20	-15.00	0.17
earnings per ADS (RMB)	8.64	10.10	-14.46	8.73

	As at Decmber 31,	As at Decmber 31,	Compared with last	As at Decmber
Assets Liability Items	2008	2007	December 31	31,2006
Total assets	28,221,826	26,689,929	5.74	24,139,331
Shareholders’ interests (Minority interestsare not included)	21,783,207	21,125,761	3.11	20,169,008
Net assets per share (RMB)	3.08	2.98	3.36	2.85
2. FOR THE DIFFERENCES BETWEEN CHINESE ACCOUNTING STANDARDS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

(unit: RMB thousand)
		Shareholders’
	Net Profits	Interests
	(Included	(Included
	Minority’s Profits	Minority’s Profits
	and losses)	and losses)
In Accordance with Chinese Accounting Standards	1,212,069	22,444,033
Reconciliation to International Financial Reporting Standards
Reconciliation
— Differences in carrying values of fixed assets under revaluation model upon group reorganisation and cost model and others	18,988	-833,519
— Deferred income tax effects on the above differences	-6,687	228,641
	12,301	-604,878
International Financial Reporting Standards	1,224,368	21,839,155
The Company recorded the revaluation surplus on fixed assets arising from the assets valuation performed at the time of IPO as cost in the preparation of PRC financial statements and consolidated it into the original estimation of fixed assets; however, the Company applied historical cost convent to value its fixed assets in the preparation of international financial statements, and such revaluation surplus should not be incorporated into the costs of fixed assets under IFRS, leading to differences in net assets as of December 31, 2008 and net profit for 2008.

Chapter 3: Changes In Capital and Shareholders’ Information
A. CHANGES IN CAPITAL
1. Tables about changes in capital
(1) During the period covered by this report, there is no change in the total number of shares and capital structure of the Company.
(2) During the period covered by this report, there is no change in the number of shares with restrictions of the Company.
2. Information about stock issuing and listing
(1) Stock issuing during the three years ended December 31, 2008
Upon the approval of the China Securities Regulatory Commission, on December 22, 2006, the Company issued 2,747,987,000 A shares in its IPO to public at a price of RMB3.76 per share, which raised about RMB10.3 billion. Each share has a par value of RMB1.00. Among the A shares, 1,267,043,000 shares without restrictions on sales have been listed for trading on Shanghai Stock Exchange on December 22, 2006. However, 550,100,000 shares and 930,844,000 shares with restrictions on sales have been listed for trading on Shanghai Stock Exchange on March 22, 2007 and on December 24, 2007, separately. The abbreviation of the Company is GSRC and the Share Code is 601333.
The total share capital of the Company after the A Share issue is RMB7,083,537,000.
(2) During the period covered by this report, there is no change of Total number of shares and capital structure of the Company.
(3)The Company has not issued any staff shares.
B. SHAREHOLDERS’ INFORMATION
1. As of the end of the reported period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:
Unit: Share

Total shareholders
Top ten shareholders

Name of shareholder	Ownership percentage	Total Number of shares held	Number of shares with restrictions on sales held	Number of shares in pledge or frozen	Nature of shareholder
Guangzhou Railway (Group) Company	41.00%	2,904,250,000	2,904,250,000	none	State-owned
HKSCC NOMINEES LIMITED (note)	19.76%	1,399,670,831	—	unknown	Foreign-funded
China Life Insurance Company Limited-Traditional-ordinary insurance products-005L-CT001 Shanghai	0.99%	70,000,000	—	unknown	unknown
China Shipbuilding Industry Corporation Finance	0.75%	53,191,000	—	unknown	State-owned
Taiyuan Iron&Steel (Group) Company Ltd.	0.72%	50,776,147	—	unknown	State
ICBC-50ETF Shanghai Exchange	0.56%	39,840,977	—	unknown	Other
Sgebergy Company Limited	0.40%	28,122,498	—	unknown	State-owned
ICBC-Nuoan Stock Fund	0.39%	27,619,769	—	unknown	unknown
BOC-Jiashi Open-ended Fund	0.35%	25,105,876	—	unknown	unknown
ICBC-Huitianfu Growth Stock Fund	0.31%	21,971,278	—	unknown	unknown

Top ten shareholders holding shares without restrictions on sales

	Number of shares without
Name of shareholder	restrictions on sales	Class of shares
HKSCC NOMINEES LIMITED (note)	1,399,670,831	H Shares
China Life Insurance Company Limited-Traditional-ordinary insurance products-005L-CT001 Shanghai	70,000,000	A Shares
China Shipbuilding Industry Corporation Finance	53,191,000	A Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
ICBC-50ETF Shanghai Exchange	39,840,977	A Shares
Sgebergy Company Limited	28,122,498	A Shares
ICBC-Nuoan Stock Fund	27,619,769	A Shares
BOC-Jiashi Open-ended Fund	25,105,876	A Shares
ICBC-Huitianfu Growth Stock Fund	21,971,278	A Shares
COB-ICBC Credit Suisse Growth Stock Fund	21,035,485	A Shares
Statement regarding connectedness or unanimity of the above shareholders	The Company is unaware whether the above shareholders are connected or unanimous as defined in Administration of Disclosure of Information on the Change of Shareholdings in Listed Companies Procedures.

Note:	1,399,670,831 H Shares, which is 97.79% of the total H shares issued by the company, held by HKSCC NOMINEES LIMITED is held on behalf of various customers.
2. The number of shares with restrictions on sales held by shareholders and restrictions on sales

Unit: Share
Name of shareholder of shares with restrictions on sales	Number of shares with restrictions on sales held	Time for listing trading	Number of additional tradable shares	Restrictions on sales
Guangzhou Railway(Group) Company	2,904,250,000	December 22, 2009	2,904,250,000	36 months after the date of A Share issue, the holder shall not transfer or entrust others to manage the shares of the issuer held, nor shall the issuer acquire the shares.
As of December 31, 2008, the Guangzhou Railway (Group) Company had complied with its promise that locking its shares for 36 months since December 22, 2006.

3. So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2008, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

	Class of	Number of		Percentage of Class of		Ownership
Name of shareholder	shares	shares held	Capacity	shares		Percentage
Guangzhou Railway (Group) Company	A shares	2,904,250,000(L)	Beneficial owner	51.38%		41.00%
JPMorgan Chase & Co.	H shares	210,295,189(L)	Beneficial owner	14.69%		2.97%
		8,000,350(S)		0.56%		0.11%
		198,821,200(P)	Custodian —incorporated/ approved person	13.89%		2.81 2.81	% %
T. Rowe Price Associates, Inc. And Its Affiliates	H shares	174,646,000(L)	Investment manager	11.99%		2.42%
Northern Trust Fiduciary Services (Ireland) Limited	H shares	117,042,000(L)	trustee (except bare trustee)	8.18%		1.65%
Barclays Global Investors UK Holdings Limited	H shares	115,244,000(L) 7,450,000(S)	Interest of controlled corporation	8.10 0.52	% %	1.64 0.11	% %
Barclays PLC	H shares	116,005,745(L) 7,450,000(S)	Interest of controlled corporation	8.01 0.52	% %	1.64 0.11	% %
Baring Asset Management Limited	H shares	115,244,000(L)	Investment manager	8.05%		1.63%

Note:	1.	It was showed in the table of stock interests on December 17, 2008 that Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited. According to the Securities and Futures Ordinance, Barclays PLC was deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

	2.	The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes lending pool.
4. Public float
As of the end of the reported period, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules as regard to sufficiency of public float.

C. PRE-EMPTIVE RIGHT
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
D. PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY
During the year ended December 31, 2008, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

Chapter 4: Directors, Supervisors, Senior Management And Employees
A. DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. As at April 29, 2008, details of the Directors, supervisors and senior management of the Company are as follows:

						(unit: RMB
						thousand) Total	Whether
						remuneration	receive
					Whether	received from	remuneration
					receive	the Company in	from
					remuneration	the period of	shareholders
				Period of	from the	this report	or other
Name	Position	Gender	Age	engagement	Company	(before tax)	related parties
He Yuhua	Chairman of the Board	Male	55	2008.06-2011.06	No	—	Yes
Shen Yi	Director and General Manager	Male	54	2008.10-2011.06	Yes	9.98	No
Cao Jianguo	Director	Male	49	2008.06-2011.06	No	—	Yes
Wu Houhui	Director	Male	60	2008.06-2011.06	No	—	Yes
Yu Zhiming	Director	Male	50	2008.06-2011.06	No	—	Yes
Liu Hai	Director	Male	55	2008.06-2011.06	Yes	32.02	No
Dai Qilin	Independent Director	Male	41	2008.06-2011.06	Yes	5.60	No
Lv Yuhui	Independent Director	Male	54	2008.06-2011.06	Yes	5.60	No
Wilton Chau Chi Wai	Independent Director	Male	47	2008.06-2011.06	Yes	14.95	No
Yao Muming	Chairman of the Supervisory Committee	Male	55	2008.06-2011.06	No	—	Yes
Chen Shaohong	Supervisor	Male	47	2008.06-2011.06	No	—	Yes
Wang Jianping	Supervisor	Male	42	2008.06-2011.06	No	—	Yes
Li Zhiming	Supervisor	Male	52	2008.06-2011.06	No	—	Yes
Huang Lika	Staff Supervisor	Male	52	2008.06-2011.06	Yes	25.88	No
Liu Xilin	Staff Supervisor	Male	44	2008.06-2011.06	Yes	0.50	No
Mu Anyun	Deputy General Manager	Male	48	Since 2009.02	Yes	—	No
Wu Weimin	Deputy General Manager	Male	51	Since 2004.01	Yes	36.38	No
Tang Xiangdong	Chief Accountant	Male	40	Since 2008.12	Yes	—	No
Guo Xiangdong	Company Secretary	Male	43	Since 2004.01	Yes	28.78	No
Luo Jiancheng	General Manager Assistant	Male	36	Since 2006.01	Yes	28.17	No

Note:	1.	the termination of the engagement shall be on the day when the general meeting is held at which a new board and a new supervisory committee are elected.

	2.	In the period of this report, none of the directors, supervisors or other senior management held or dealt in the shares of the Company.

	3.	As of the end of the reported period, none of the directors, supervisors or senior management held the Company’s option and was given any shares with restrictions on sales.

C. PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
He Yuhua, aged 54, joined the Company in June 2007 and is Chairman of the Board. Mr. He is a graduate of college and a senior economist. Since 1969, he has served in railway department and has an experience of 30 years for transportation organization. He had served in several managerial positions in Tianjin Railway Sub-administration, Beijing Railway Administration and Guangzhou Railway (Group) Company. He has been chairman of Guangzhou Railway (Group) Company since June 2003. Mr. He has served as chairman and secretary of the Party committee of Guangzhou Railway (Group) Company. He is also chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.
Shen Yi, aged 54, joined the Company in October 2008 and is a Director, General Manager of the Company. Mr. Shen graduated from the Northern Jiaotong University which was renamed Beijing Jiaotong University () and holds a graduate’s degree in transportation. Mr. Shen has served in railway department and has an experience of 30 years for railway industry management. He had served in the position of Hongkong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining the Company, he was the General Manager of Shichang Railway Company Limited.
Cao Jianguo, aged 49, joined the Company in June 2006 and is a Director of the Company. Mr. Cao graduated from Central South University, majoring in railway transportation. As an engineer, Mr. Cao has been engaged in the organization and coordination of railway transportation for a long time. He had served as stationmaster of Zhuzhou North Station and deputy general manager of Changsha Railway Company. From April 2005 to March 2006 he was vice director of Transportation Department of Guangzhou Railway (Group) Company. Since March 2006 he has been deputy general manager of Guangzhou Railway (Group) Company. Mr. Cao is also vice chairman of Shenzhen Pingnan Railway Company Limited, the Director of Sanmao Railway Company Limited and Guangdong Tieqing International Travel Agency Company Limited.
Wu Houhui, aged 60, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College () and is a senior economist. Mr. Wu served in various managerial positions in the Guangzhou Railway (Group) Company from 1984 to 2003. He was chief economist of Guangzhou Railway (Group) Company.
Yu Zhiming, aged 50, joined the Company in June 2008 as a Director between July 2003 and February 2009. Mr. Yu is a graduate of college, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. He had served as director of the Sub-division of Finance of Zhengzhou Railway Bureau Wuhan Sub-administration. From 2005 to 2006, he was the director of the finance Department of Wuhan Railway Bureau and capital settlement center. From September 2006 to April 2008, he was the standing vice-director of capital settlement center of Ministry of Railway. Since April 2008 he has been chief accountant of Guangzhou Railway (Group) Company. Mr. Yu is also a supervisor of Yuehai Railway Company Limited and a director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Liu Hai, Aged 55, joined the Company in July 2008 and is a Director of the Company. Mr. Liu graduated from the South China Normal University, majoring in Administration Management and is an economist. Since 1972, he has served in railway department and has an experience of 30 years for transportation organization. He had served in several managerial positions in office director of Guangzhou Railway Sub-Bureau, vice-economist and Deputy General Manager of Yangcheng Railway Company. From July 2007 to November 2008 he was the Chairman of the Trade Union of the Company. Since November 2008 he has been the investigator of the Company.

Dai Qilin, aged 41, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Dai holds a master degree of Accounting and is a senior accountant and with the qualifications of Chinese Institute of Certified Public Accountant and Chinese Institute of Certified Public Valuer. From 1986 to 1997, had served in several managerial positions in financial department of Ministry Of Railway; From 1997 to 2001, He had served in several managerial positions in accountant, senior accountant and deputy general manager of Beijing Huafeng Accounting Firm. Since April 2008, he was served in Beijing Zhongluhua Accounting Firm.
Wilton Chau Chi Wai, aged 47, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor’s degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd and a director of CL Shield Foundation Limited.
Lv Yuhui, aged 54, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Lu is Deputy General Manager and Chief Accountant of Beijing Jingtie Beifang Investment Management Company Limited and China Railway Joint Logistic Company Limited. Mr. Lu holds the master degree of Postgraduate in China Academy of Social Sciences and is a senior accountant. Mr. Lu was served in Beijing Railway International Travel Agency Company Limited as General Manager, Beijing Jingtie Beifang Investment Management Company Limited as Chief Accountant, Huayun Travel Investment (Group) Company as Chief Accountant and he is also the Director of Inner Mongolia China Rail Tailida Joint Logistic Company Limited.
Yao Muming, aged 55, joined the Company in April 1997 and is Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University () and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Inspecting Discipline of the Guangzhou Railway (Group) Company. Since November 2004 he has been vice secretary of the Party Committee and secretary of the Commission for Inspecting Discipline of the Guangzhou Railway (Group) Company. Mr. Yao is also chairman of the supervisory committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Chen Shaohong, aged 47, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Chen graduated from South China Normal University () and is an economist. Mr. Chen has been engaged in the investigation of enterprise management. From 2001, he was served in Vice-section chief, section chief of enterprise management office systematic reform section of Guangzhou Railway (Group) Company; vice-director of enterprise management office; vice-director of enterprise and legal affairs department He had served as vice director of Guangzhou Passenger Transportation Department, From April 2006, he was served in enterprise and legal affairs department of director of Guangzhou Railway (Group) Company. Since June 2008, Mr. Chen has been served in Vice-chief Economist of Guangzhou Railway (Group) Company. Mr. Chen is also the director of Guangmeishan Railway Company Limited, Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited and Guangdong Tieqing International Travel Agency Company Limited, a Supervisor of Sanmao Railway Company Limited and Shichang Railway Company Limited.
Wang Jianping, aged 42, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC (), majoring in economics and management. In 1974, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration, Guangzhou Railway (Group) Company since then. Since June 2007, he has been director of Human Resources Division.
Li Zhiming, aged 52, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC (), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he was chief of Sub-division of Finance of Changsha Railway Company. Since April 2005, Mr. Li has been chief of the audit department of the Guangzhou Railway (Group) Company. Mr. Li is also Chairman of the supervisory committee of Guangdong Tieqing International Travel Agency Company Limited, Guangdong Tiecheng Enterprise Company Limited, and a supervisor of Sanmao Railway Company Limited, Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited and Shichang Railway Company Limited.

Huang Lika, aged 52, joined the Company in April 2008 and is a Supervisor of the Company. Mr. Huang graduated from the Party School of the CPC () majoring on Economic Management. Since 1976, he has served in railway department and has an experience of 30 years for transportation organization. He was served in Director of Education and Training Center of Guangzhou Railway (Group) Company, Secretary of the Party Committee of Guangzhou Railway (Group) Company Diversified Business Development Center, Secretary of the Party Committee of Yangcheng Industry Development Company. Since April 2008, he was served in Secretary of the Party and Working Committee and Secretary of the Discipline Inspection and Working Commission, and he is also a supervisor as a staff representative.
Liu Xilin, aged 52, joined the Company in January 2007 and is a Supervisor of the Company. Since 1976, he has served in railway department and has an experience of 30 years for transportation organization. He was served in vice-stationmaster of Dalang Railway Station, director of Yangcheng Railway Company, the section chief of North Guangzhou Vehicle Section. From January 2007 he was served in chief of Guangzhou Vehicle Section. From April 2008, he was a supervisor as a staff representative.
Other senior management
Mu Anyun, aged 48, joined the Company in February 2009 and is a Deputy General Manager of the Company. Mr. Mu obtained a Master of Business Management of Maocau Science University and he is an economist. In 1981, Mr. Mu joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration, Guangzhou Railway (Group) Company. From May 2000 to February 2009, he was served in Director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009, he served in Deputy General Manager of the Company.
Wu Weimin, aged 51, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University () and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-section and director of the social insurance centre of Yangcheng Railway Company from December 2000 to January 2004. Since January 2004 he has been a Deputy General Manager of the Company.
Tang Xiangdong, aged 40, is Chief Accountant of the Company. Mr. Tang obtained a Master of Business Management of Jinan University () and he is a senior accountant. In June 1991, Mr. Wang joined the railway departments and had served in various managerial positions in Labor and Capital Department, Diversified Business Department and Capital Settlement Center. From March 2006 to December 2008 he was served in director of the accounting department. Since December 2008, Mr. Tang served as the Chief Accountant of the Company.
Guo Xiangdong, aged 43, is Company Secretary and director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University () with Bachelors of Laws degree and is an economist and MBA. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.
Luo Jiancheng, aged 36, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute (), majoring in transportation management. From 1996 he had served in various managerial positions in Yangcheng Railway Company, Guangzhou Railway (Group) Company and Sanmao Railway Company Ltd. Since January 2006, he has been the General Manager Assistant of the Company.

Whether receive
	Name of		Period of	remuneration from
Name	shareholder	Position	engagement	the Company
He Yuhua	Guangzhou Railway (Group) Company	Chairman of the Board and secretary of the Party committee	Since 2007.05	Yes
Cao Jianguo	Guangzhou Railway (Group) Company	Deputy General Manager	Since 2006.03	Yes
Wu Houhui	Guangzhou Railway (Group) Company	Chief Economist	2003.07-2009.02	Yes
Yu Zhiming	Guangzhou Railway (Group) Company	Deputy Chief Accountant	Since 2008.04	Yes
Yao Muming	Guangzhou Railway (Group) Company	Deputy secretary of the Party committee and chairman of the supervisory committee	Since 2003.07	Yes
Chen Shaohong	Guangzhou Railway (Group) Company	Vice-chief Economist, Director of enterprise management division	Since 2005.04	Yes
Wang Jianping	Guangzhou Railway (Group) Company	Director of Human Resources Division	Since 2008.06	Yes
Li Zhiming	Guangzhou Railway (Group) Company	chief of the audit department	Since 2007.06	Yes
Details of other engagements of directors, supervisors and senior management are set out in ‘C. Profile of directors, supervisors and senior management’ of this chapter.
B. REMUNERATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Decision procedure and basis of remuneration
Resolutions about the remuneration of the Directors and Supervisors of the Company are determined at the Company’s AGM.
2. The level of remuneration of the Directors and Supervisors of the Company was determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of each Director and Supervisor of the Company, and also the Company performance.
3. Directors and Supervisors which not receive remuneration from the Company are set out below:

Directors and Supervisors which not receive	Whether receive remuneration from shareholders
remuneration from the Company	or other related parties
He Yuhua	Yes
Cao Jianguo	Yes
Wu Houhui	Yes
Yu Zhiming	Yes
Yao Muming	Yes
Chen Shaohong	Yes
Wang Jianping	Yes
Li Zhiming	Yes

C. CHANGES ABOUT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. On January 28, 2008, Mr. Han Dong, the Deputy General Manager of the Company, died.
2. On April 15, 2008, the Company held employee representatives’ meeting, at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as an employee supervisor and elect Mr. Lika and Mr. Liu Xilin as employee supervisors for the remaining period of the fourth session and in the first session of the Supervisory Committee.
3. On April 23, 2008, Mr. Wang Jianping was appointed as a deputy general manager of the Company at the 22nd meeting of the fourth session of the board of the Company.
4. On June 26, 2008, the Company held the Annual General Meeting of 2007, at which directors and shareholder supervisors were elected for the new session of the Board of Directors and the Supervisory Committee. Mr. He Yuhua, Mr. Cao Jianguo, Mr. Wu Houhui, Mr. Yu Zhiming, Mr. Yang Yiping, and Mr. Liu Hai were elected as the non-independent directors of the fifth session of the Board of Directors; Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui were elected as the independent directors of the fifth session of the Board of Directors; Mr. Yao Muming, Mr. Wang Jianping, Mr. Li Zhiming, and Mr. Chen Shaohong were elected as shareholder Supervisors of the Fifth Session of the Supervisory Committee of the Company. On the same date, the Company held the first meeting of the fifth session of the Board of Directors and the first meeting of the fifth session of the Supervisory Committee, seperately, at which Mr. He Yuhua was elected as Chairman of the fifth session of the Board of Directors and Mr. Yao Muming was elected as Chairman of the fifth session of the Supervisory Committee.
5. On October 10, 2008, the Company held the first meeting of the fifth session of the Board of Directors at which resolutions were passed to terminate the engagement of Mr. Yang Yiping as General Manager and elect Mr. Shen Yi as General Manager.
6. On December 4, 2008, the Company held the Extrodinary General Meeting at which resolutions were passed to terminate the engagement of Mr. Yang Yiping as directors of the Board of Directors and elect Mr. Shen Yi as directors of the Board of Directors.
7. On December 19, 2008, the Company held the seventh meeting of the fifth session of the Board of Directors at which resolutions were passed to terminate the engagement of Mr. Yao Xiaocong as Chief Accountant and elect Mr. Tang Xiangdong as Chief Accountant.
8. On December 23, 2008, the Company held the eighth meeting of the fifth session of the Board of Directors at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as deputy general manager and elect Mr. Mu Anyun as deputy general manager.
D. OTHER INFORMATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Service contracts of Directors and Supervisors
Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not determinable by the Company within one year without payment of compensation (other than statutory compensation).
2. Contracts entered into by the directors and supervisors
No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2008 to which the Company or any of its subsidiaries was a party.

3. Interests of Directors and Supervisors in share capital of the Company
As of December 31, 2008, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (‘Exchange Listing Rules’). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.
E. EMPLOYEES
As at December 31, 2008, the Company had in total 33,779 employees, representing an increase of 779 compared to that of 2007. This is because of the increase of the number of the trains, as well as related employees.
1. The professional composition of the employees

Category of profession	Number
Administrative personnel	1,888
Technical personnel	1,075
Ordinary operation personnel	30,816

total	33,779

2. Education level of employees

Category of education level	Number
Postgraduate or above	48
Undergraduate	1,170
College for professional training	3,667
Others (Secondary vocational school, high school and vocational technical school, etc)	28,894

total	33,779

3. Salary and benefits
The Company’s salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

4. Insurances and benefits plan of retirement
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
		Employees
	Employees	residing in Guangzhou
	residing along the	area or along the
	Guangzhou-	Guangzhou-	Employees
Employees’ benefits	Pingshi line	Shenzhen line	residing in Shenzhen
Housing fund	6%	7%	13%
Retirement pension	18%		18%
Supplemental retirement pension	5%		5%
Basic medical insurance	8%		6%
Supplemental medical insurance	1%		0.5%
Maternity medical insurance	0.4%		0.5%
Other welfare fund	6%		8%
As of December 31, 2008, the Company has 12,393 retired employees in total, endowment insurance of which are paid by Guangdong Society Insurance Fund Administration.
5. Training
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2008. The total expenses for these training programmes in 2008 were approximately RMB11.53 million.

Chapter 5: Corporate Governance Measures
A. CORPORATE GOVERNANCE
During the period of this report, the Company has complied with the Company Law, Securities Law and Governance Measure of Listing Company of the P.R.C. and related regulations promulgated by China Securities Regulatory Commission (‘CSRC’), as well as the Stock listing Rules promulgated by Shanghai Stock Exchange and Exchange Listing Rules. The Company continues to improve its framework of corporation governance and standardize its operation. Currently, there is no obvious different between the corporation governance construction of the Company and the standardized documents about listing companies promulgated by the CSRC. The main contents of the corporation governance are as follows:
(1) Related to shareholders and the general meetings: Articles of Association and System of general meeting of the Company have prescribed the rights and obligations of the shareholders, the responsibilities and rules of procedure of the general meeting, the rights protection for minority shareholders, as well as the special process about vote of class shareholders’ meeting. For the processes of convening, decision-making, authorizations and resolutions at the general meeting and the class shareholders’ meeting, the Company complies with relevant regulations of the Articles of Association. The related transactions of the Company are fair and reasonable. The basis of their price is also fully disclosed.
(2) Related to the relationship between substantial shareholder and listing company: the Company’s biggest shareholder complied with the regulations and has not intervened directly or indirectly on the decision and operation activities of the Company. The staff, asset, finance, organization and business between the Company and its biggest shareholder are detached according to the principle of Five Detaching. The board of directors, the supervisory committee and other internal departments of the Company could operate independently.
(3) Related to directors and the board of directors (the ‘Board’): the Board comprises nine members, including one chairman. There are clear regulations in the Articles of Association and Working Rules of the Board about the director nomination, responsibility and rules of procedure of the Board. For the processes of convening, decision-making, authorizations and resolutions at the board meeting, the Company complies strictly with relevant laws and the Articles of Association.
The Board established Audit Committee and Remuneration Committee to accelerate the specialization and science of the decisions. The directors of the Company can carry out the rights and responsibilities written in laws, regulations and the Articles of Association. There are three independent directors in the Board of the Company. In order to ensure the effective implementation of the independent directors system, the Company enacted the Working Rules of Independent Directors, which prescribes the qualification, nomination, election, engagement and power of the independent directors. The Audit Committee composed of independent directors plays an important role at regulating the finance, audit and system construction of the Company.
(4) Related to supervisors and the Supervisory Committee: the Supervisory Committee of the Company comprises representatives of shareholder and representatives of staff. The representatives of shareholders are elected and dismissed by shareholders. The representatives of staff are elected by employees. The Supervisory Committee comprises five to seven members, including one chairman. The power and rules of procedure of the Supervisory Committee are regulated in the Articles of Association and the Working Rules of the Supervisory Committee. For the processes of convening and resolutions at the meeting of the Supervisory Committee, the Company complies strictly with relevant laws and the Articles of Association. The supervisors of the Company can carry out the obligations, rights and responsibilities of the laws, regulations and Articles of Association.
(5) Related to performance assessment and the inspiring and restricting system: the Board and the Supervisory Committee are responsible for the general meeting. The Company discloses the work performance and remuneration of directors, supervisors and senior management. The engagement and dismissal of senior management comply with the conditions and processes of the Articles of Association. The Company enacts the Assessment Measures on Operating Target and Responsibility to assess the performance of the management. There are clear regulations on the rights and responsibilities of the management in the Articles of Association.
(6) Related to interest relatives: the Company can adequately respect the legal rights and interests of its interest relatives such as banks and other creditors, employees, passengers and consignors. The Company attaches importance to the relationship of its interest relatives. It also accelerates to build staff democracy and enterprise culture.

(7) Related to information disclosure: the Company secretary is in charge of the information disclosure and investor relationship. The Company enacts the Working Rules of the Company Secretary and the Managing Measures on Information Disclosure. The Company carries out the obligation of information disclosure according to the laws, the Articles of Association and the Administrative Measures on Information Disclosure. It tries its best to ensure the authenticity, veracity, integrality, timeliness and justice. The Company pays attention to keep communicating and interacting with investors through multi-channel.
For the year ended December 31, 2008, to the best of the knowledge of the Company and its Directors and save as otherwise disclosed in this report, the Company has complied with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Exchange Listing Rules.
The improvement of corporate governance is a long-term system project, which needs continuous improving and enhancing. The Company shall continue to timely update and improve its internal systems according to relevant regulations, finding and resolving problems, strengthening managing basis, as well as enhancing its consciousness on criterion operation and governance level to accelerate the Company’s normative and healthy development.
B. INDEPENDENT DIRECTORS
During 2008, Independent Directors of the Company fulfilled its duties faithfully and adhered to the principle of honesty and diligence. They attended meetings of the Board and the AGM, knowing the Company’s operation, participating in the decisions of the Company, releasing independent opinions on engagement of auditors and connected transactions in the period of this report, as well as promoting and supervising the establishment of the Company’s internal control system.
During the period of this report, no objection to the resolutions of the Board or other bodies of the Company was lodged by the Independent Directors.
C. INDEPENDENCE ON THE COMPANY’S BUSINESS, STAFF, ASSET, ORGANIZATION, FINANCE TO THE MAJOR SHAREHOLDERS
1. On business: The Company has an independent organization and staff on business and an independent system of product and operation.
2. On staff: The General Manager, Deputy General Manager, Chief Accountant, Company Secretary, General Manager Assistant and Other Senior Management serve the listing company in full time and receive remuneration from the listing company. The management of the Company’s personnel and remuneration are separate.
3. On asset: The Company owns independent assets that satisfying the requirement of its product and development. The Company has an absolute right of control to its assts. No asset is free used by the biggest shareholder.
4. On organization: The Company has an independent organization.
5. On finance: The Company has independent department and persons in charge of finance. It established independent accounting and clearance system and finance managing system. It has independent bank accounts. It also pays taxes separately under law.

D. ESTABLISHMENT AND IMPROVEMENT OF THE COMPANY’S INTERNAL CONTROL SYSTEMS
In order to satisfy the requirement of management, the Company has established many internal control systems based on the fact, including corporate governance, operation, financial management and information disclosure. Moreover, the Company has established special audit department. This department should examine and assess the integrality and validity of the internal control systems, as well as rise suggestions of amendment and improvement to ensure effective implementation and improvement of these systems after establishment.
1. On the aspect of corporate governance
The Company enacts a series of governance systems such as the Articles of Association, Rules of Procedure of the General Meeting, Rules of Procedure of the Board of Directors, Rules of Procedure of the Supervisory Committee, Working Rules of Independent Directors, Working Rules of Audit Committee, Working Rules of Remuneration Committee, Working Rules of General Manager, Working Rules of the Company Secretary and Code of ethics of Senior Management by combining relevant laws and regulations with the Company’s practice. These systems ensure the rationality and validity of corporation governance construction as Three Meetings and One Management of the Company, as well as the normative process and the effective implementation of decision-making.
2. On the aspect of operations
In order to standardize its operation and management, the Company enacts a series of systems on operation and management such as Measures on Budget Management (trial), Measures on Investing Management, Internal Audit System, Measures on Seal Management, Measures on Contract Management, Measures on Fund Management, Regulations on Management and Development of Diversified Enterprise (temporary). These systems further improve relevant controlling processes on businesses, and effectively ensure the launching of operation and management in gear. They also establish solid foundation for the continuous development of the Company.
3. On the aspect of financial management
The Company seriously carries out the financial policies of the state and other laws and regulations. It deals with accounting affairs based on applicable accounting regulations in China and Hong Kong. The accounting calculation process of the Company is integrated, rational and effective. The internal controlling processes such as authorizing and stamping are effectively executed and managed by appointed person.
4. On the aspect of information disclosure
The Company enacts Administrative Measures on Information Disclosure based on the Company Law, Securities Law, Administrative Measures on Information Disclosure of listed Companies and Stock listing Rules promulgated by Shanghai Stock Exchange, which prescribes the range, content and process of the information disclosure and measures on keeping secret in detail. Besides information disclosed according to compelling regulations, the Company discloses all the information that might make great influence on decision-making of shareholders and interests relatives on the basis without sensitive financial information and business secret. This disclosed information involves the developing strategy and operating viewpoint of the Company, as well as the relationship between the Company and its interest relatives. The Company ensures that all the shareholders shall obtain information with equal opportunity.
In 2009, the Company shall utilize the chance of the enaction and implementation of the Basic Standard of Enterprise Internal Control to examine all its internal control systems and further improve them.

E. SELF-ASSESSMENT REPORT OF THE COMPANY’S INTERNAL CONTROL BY THE BOARD
The Self-assessment report of the Company’s internal control by the Board is set out in the announcement published on April 29, 2009 at the sit www.hkexnews.hk.
F. APPRAISEMENT AND PROMOTION OF SENIOR MANAGEMENT
The Company enhances the promotion and restriction of senior management by implementing objective responsibility appraising system. The Board signs agreements with the senior managements of the Company and its subsidiaries to appraise their work and results of management through index of passenger and freight transportation volume, revenues from transportation, safety, cost, profit and administration. These agreements can also encourage the management to improve their managing ability and level, to enhance managing measures and to optimize managing flow. When appraising period expired, the Company encourages the management according to the completion of their objectives and their appraising grade.
G. REPORT OF SOCIAL RESPONSIBILITY PERFORMED BY THE COMPANY
The report of social responsibility performed by the Company of 2008 is set out in the announcement published on April 29, 2009 at the sit www.hkexnews.hk.
H. COMPLY WITH CORPORATE GOVERNANCE PRACTICES
1. Board of directors
The Board of Directors (the ‘Board’) is responsible for leading the Company in a responsible and effective manner. Its main functions and responsibilities are set out in the Articles of Association of the Company.
The Board comprises 9 members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and experience and they all possess appropriate professional qualifications in accounting or related. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Exchange Listing Rules regarding the guidelines for the assessment of independence.
The names, biographical details of the Directors and relationship among them are shown in ‘Chapter 4. Directors, supervisors, senior management and employees’ in this Annual Report.
The Company provides business development information to all the directors, including report forms, documents and meeting summaries. Independent directors may know the operating situation of the Company through hearing reports or spot visits. The Company shall ensure the working conditions for the independent directors performing their duties. The Company Secretary and other relevant persons shall assist the independent directors while performing their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company.
During 2008, the Board held nine meetings, which were meetings from the 22nd to the 23rd of the fourth session of the Board and meeting from 1st to 7th of the fifth session of the Board. The main resolutions and approvals are set out in ‘Chapter 7. Report of Directors’ of this report.

Details of the Directors’ attendance records are set out below:

		Number of board	Number of board
	Number of board	meetings attended	meetings attended
Director	meetings	in person	by proxy	Attendance rate
He Yuhua	9	9	—	100%
Shen Yi	1	1	—	100%
Cao Jianguo	9	6	3	66.7%
Wu Houhui	9	9	—	100%
Yu Zhiming	7	7	—	100%
Liu Hai	7	5	—	100%
Dai Qilin (Independent Director)	7	7	—	100%
Wilton Chau Chi Wai (Independent Director)	9	9	—	100%
Lv Yuhui (Independent Director)	7	7	—	100%
The Board established Audit Committee and Remuneration Committee to supervise relevant affairs of the Company. Each committee has special responsibilities and makes reports and advices to the Board at fixed period.
2. Nomination
The Company does not have a nomination committee. Directors shall be elected at the shareholders’ general meeting. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon reelection.
3. Directors securities transactions
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code’) as set out in Appendix 10 to the Exchange Listing Rules as its own code of conduct regarding securities transactions of the Directors. The Company formulated ‘The Special Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof’, which was approved at the 22nd meeting of the fourth session of the Board. After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31, 2008, each of the Directors complied with the required standard set out in the Model Code regarding securities transactions by the Directors.
4. Chairman and General Manager
Mr. He Yuhua and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.

5. Remuneration Committee and remuneration of Directors
Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman of the Remuneration Committee), Mr. Shen Yi, Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company’s business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments.
Resolution that remuneration of the domestic Independent Directors was RMB100,000 and remuneration of the overseas Independent Directors was HKD150,000 was approved by the AGN of 2007 on June 26, 2008. Details of remuneration of directors during 2008 are set out in ‘Chapter 4. Directors, supervisors, senior management and employees’ in this report.
6. Audit Committee
Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Dai Qilin (Chairman of the Audit Committee), Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui. They possess appropriate academic and professional qualifications or related financial management expertise. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Audit Committee. The Audit Committee is provided with appropriate resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.
In 2008, the Audit Committee held five meetings for purposes including considering the Company’s internal control and financial reporting system, the Company’s financial statements, and recommending to the Board the appointment of external auditors.
Details of attendance record of individual members of the Audit Committee are set out below:

	Number of Audit	Audit committee
director	committee meetings	meetings attended	Attendance rate
Dai Qinlin	1	1	100%
Wilton Chau Chi Wai	5	5	100%
Lv Yuhui	1	1	100%
The Audit Committee confers with external auditors on the audit plan of the annual report. It also supervises and urges the auditor’s report submitted by the external auditors. The Audit Committee reviewed the Company’s financial statements before external auditors and made suggestion in written. When the external auditor’s made initial opinion, the Audit Committee reviewed the statement and made written suggestion again. The Company’s financial statement and operating results of 2008 have been reviewed by the Audit Committee and will be discussed at the 10th meeting of the fifth session of the Board of the Company.
7. Internal Supervision and Control
The Company has established a supervisory committee, which comprises of representatives of shareholders and representatives of staff. The Supervisory Committee is responsible for reviewing financial reports to be presented to the shareholders at general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management. The names, personal data and positions of members of the supervisory committee are set out in Chapter 4: DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES of this report.

According to the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the ‘Sarbanes-Oxley Act’), the Company should conduct a review of the validity of its internal control during every financial year beginning with January 1, 2007. It should also engage an independent public accounting firm to audit its management’s assessment of the effectiveness of our internal control over financial reporting.
During the period of this reported, the Company completed the assessment on the effectiveness of its internal control over financial reporting with the assistance of the external adviser. The management of the Company believe that as of December 31, 2007, the Company’s internal control over financial reporting was effective. The independent public accounting firm engaged by the Company also completed relevant audit. The results of assessment and audit were set out in the Company’s U.S. annual report on Form 20-F for the year ended December 31, 2007, which filed with the United States Securities and exchange Commission in June 2008. At the same time, the Company also published relevant announcements in Hong Kong Exchange and Shanghai Stock Exchange.
For the assessment on effectiveness of internal control over financial reporting and audit of the Company of 2008, the Company shall conduct in accordance with the requirement of Section 404 of the Sarbanes-Oxley Act. The results of relevant assessment and audit will be include in the Company’s .S. annual report on Form 20-F for the year ended December 31, 2008, which we expect to file with the United States Securities and Exchange Commission in June 2009.
8. Accountability and Audit
The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2008, the Directors have selected suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, and prepared the accounts on a going concern basis.
The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Exchange Listing Rules. The Company also announced its annual, interim and quarter results timely in accordance with the Rules of Shanghai Stock Exchange for the Listing of Stocks.
The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in the Auditors’ Report of the annual report.
9. Auditors and Remuneration
The Company appointed PrincewaterhouseCoopers Zhong Tian CPAs Limited Co. as its PRC auditors and PricewaterhouseCoopers as the international auditors for 2008. As of December 31, 2008, the Company’s PRC auditors have served for a consecutive term of one year and its international auditors have served for a consecutive term of six years. The change of persons in charge of auditing affairs and signing CPA is in line with the requirement of the China Securities Regulatory Commission (‘CSRC’) and the Ministry of Finance.
The Company paid a total remuneration of RMB9,600,000 to PrincewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers for their annual auditing services of 2008.
10. Independence of Independent Directors
The Company has received an annual confirmation of independence from each of Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company recognizes the independence of the three independent non-executive Directors.

Chapter 6: Summary of Shareholders’ General Meetings
A. ANNUAL GENERAL MEETING

Date of resolutions
Name of meeting	Holding date	Related medium	published
AGM of 2007	June 26, 2008	Securities Times, China Securities Journal, Shanghai Securities News, and on www.sse.com.cn and www.hkex.com.hk	June 27, 2008
B. EXTRAORDINARY GENERAL MEETINGS

Date of resolutions
Name of meeting	Holding date	Related medium	published
The first extraordinary general meeting of 2008	December 4, 2008	Securities Times, China Securities Journal, Shanghai Securities News, and on www.sse.com.cn and www.hkex.com.hk	December 5, 2008

Chapter 7: Report of Directors
A. CHAIRMAN’S STATEMENT
Dear Shareholders,
I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2008.
For the year ended December 31, 2008, the total revenue of the Company was RMB11,689 million, representing an increase of 11.23% compared to that of 2007; profit attributable to equity holders was RMB1,224 million, a decrease of 14.48%; earnings per share were RMB0.17, a decrease of 15%. The high rate and steady dividend in cash is the policy that the Company pays back the shareholders. According to this policy, the Board suggests a final dividend of RMB0.08 per share for 2008, representing 47.06% of the basic earnings per share of 2008.
2008 is a year neither ordinary nor usual. The snowing and freezing weather in the south of China in the first quarter of 2008, the floods in spring, Wen Chuan earthquake on May 12, and the global financial crisis in the fourth quarter made a great impact on the transportation, production, management and operation of the Company. In the face of natural disaster and bad situation on operation, the management and employees of the Company basically achieved the Company’s operation target set by the Board under the guidance of scientific decisions taken by shareholders’ general meeting and the Board. They closely surrounded the Company’s operation target, enhancing the base of safety, optimizing transport organization, regulating operation and management, increasing transportation and incomes, as well as strengthening basic construction. In 2008, the Company performed well in all aspects, including safe and steady transportation and production, regulated development in operation and management, and effective advance in construction. The Board is satisfied with the results of the Company of 2008.
2009 is a year with opportunity and challenge. With the government’s plan of spurring domestic demands with RMB4 trillion, the issue of Outline of Pearl River Delta Regional Plan on Reformation and Development and the implementation of Amendment of Medium and Long Term Railway Network Plan, the domestic demands of China will maintain a steady increase, the construction of railway basic facilities will reach a climax, the scope and transport capacity of railway network will be constantly enlarged and railway transport quality will be largely improved. However, with the further development of economy globalization and regional economy integration, especially under the background that the international financial crisis continued to spread and diffuse and further influenced physical economy, the growth of global economy slowed down and the uncertain factors in the operation of China’ macro-economy increased. However, railway transport industry is required by the economy operation and closely relates to the macro-economy. Under the drop situation of the global economy, railway transport industry was affected and slowed down in its general increase.

In the face of opportunity, we shall depend on the core businesses and shall avoid baseless optimism. In the face of challenge, we shall not be afraid of difficulty and shall look into the future instead of stay behind. In 2009, the Company shall command overall arrangements with the view of scientific development and strategic thought of building harmonious society of socialism. The Company shall also strengthen its safety basis to ensure the safety of transportation and production, enhancing governance of corporation, improving internal control system, deepening internal reformation, straightening out managing relations, promoting managing level, further optimizing and integrating resource, exerting large-scale effect, as well as accelerating the construction of the safe, profitable, technological and harmonious Guangshen Railway.
We believe that with the support from shareholders and the efforts of directors, supervisors, management and employees of the Company, the Company shall create better operating results for the society and shareholders in 2009.
Finally, I would like to express on behalf of the Board my sincere gratitude to the shareholders for your support to the Company and to directors, supervisors, management and employees for their close cooperation and efforts.

By order of the Board He Yuhua Chairman of the Board Shenzhen China
April 29, 2009

B. MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Business review of the reported period
(1) Business overview
In 2008, due to the snow and freezing weather at the beginning of the year, the floods in spring and global financial crisis, as well as the increased operating costs arising from the expansion of operating scale, continuous price increases in railway-related materials and the increase in finance cost, the Company faced tough challenges in operation and management. Under the pressure resulting from these difficulties, the Company, with the joint efforts of the management and employees, made great efforts to minimize the negative effects caused by the various negative factors through continuously promoting marketing campaign to increase traffic and revenues, consolidating and optimizing transportation resources to improve transportation capacity and efficiency while doing its best to control related costs and expenses. The Company achieved safety and stability in its operations and stable increase in transportation revenues.
In 2008, the operating revenues of the Company were RMB11,689 million, representing a year-on-year increase of 11.23%, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB6,759 million, RMB1,325 million, RMB2,738 million and RMB867 million, respectively, accounting for 57.8%, 11.3%, 23.4% and 7.4% of the total revenues, respectively. Profit from operation was RMB1,715 million, a year-on-year decrease of 2.84% from RMB1,765 million; profit attributable to equity holders was RMB1,224 million, a year-on-year decrease of 14.48% from RMB1,431 million.

(2) Analysis of businesses and revenues
(1) Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Canton-Kowloon Through Trains in cooperation with MTR Corporation in Hong Kong. As at December 31, 2008, the Company operated 239.5 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 44.5 pairs from that at the end of 2007, among which there were 120 pairs of Guangzhou-Shenzhen inter-city express trains, including 34 stand-by pairs, an increase of 40 pairs; 13 pairs of Canton-Kowloon Through Trains and 106.5 pairs of long-distance trains, an increase of 4.5 pairs. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2008 in comparision with those of 2007:

	2008	2007	Increase (%)
Passenger Transportation Revenues (RMB’000)	6,759,229.4	5,833,538.1	15.87
— Guangzhou-Shenzhen trains	1,973,065.0	1,494,224.0	32.05
— Through Trains	380,315.0	430,546.0	-11.67
— Long-distance trains	4,405,849.4	3,908,768.1	12.72
Passenger delivery volume (’000 persons)	83,824.7	73,053.3	14.74
— Guangzhou-Shenzhen trains	32,082.7	24,724.7	29.76
— Through Trains	3,115.5	3,191.5	-2.38
— Long-distance trains	48,626.5	45,137.1	7.73
Revenue per passenger delivered (RMB)	80.64	79.85	0.99
— Guangzhou-Shenzhen trains	61.50	60.43	1.77
— Through Trains	122.07	134.90	-9.51
— Long-distance trains	90.61	86.60	4.63
Total passenger-kilometers (million passenger-kilometers)	27,923.70	26,278.20	6.26
Revenue per passenger-kilometer (RMB)	0.24	0.22	9.09
Guangzhou-Shenzhen inter-city express trains
The main reasons for the increases in passenger delivery volume and revenues of Guangzhou-Shenzhen inter-city express trains were: (1) the Guangzhou-Shenzhen express train service has proved to be safe, comfortable, fast and punctual since the mass operations of CRHs (China Railway High-speed) on April 18, 2007, greatly meeting passenger demands and accumulating regular customers traveling between Guangzhou and Shenzhen;(2)the optimization and consolidation of transportation resources of our railways and the improvement of co-ordination between Guangzhou-Shenzhen inter-city express trains and long-distance trains; (3)the arrangement of three holidays: the Qingming Festival Holidays, the shortened May Day Holidays and the Dragon Boat Festival Holidays, led to the increase in short-distance two-way passenger traffic.
Hong Kong Through Trains
The main reasons for the decreases in passenger delivery volume and revenues of Hong Kong Through Trains were: (1) the operation of Guangzhou-Shenzhen intercity trains has diverted part of the Through Train passengers;(2)the decline in the number of businesspersons and tourists traveling between Guangdong and Hong Kong as a result of the global financial crisis;(3)the weak performance of Hong Kong Dollar, the main currency our revenue from Hong Kong Through Trains is settled in, against RMB in the reporting period when compared to that in 2007.

Long-Distance Trains
Despite the continuous freezing weather in South China at the beginning of 2008, which led to a substantial decrease in delivery volume of long-distance passengers during the Spring Festival Holidays, the delivery volume of long-distance trains recorded a moderate growth in the whole reporting period. The growth in business volume of long-distance trains was mainly attributable to: (1) the commencement of operation of trains from Shenzhen to Shaoguan and from Guangzhou to Zhengzhou in March and July 2008, respectively; in addition, the trains from Guangzhou to Shanghai and from Guangzhou to Xi’an, which started in April and August 2007, respectively, were in operation in the full reporting period; (2) the reduction of output, closures or even bankruptcy of some enterprises in the Pearl River Delta as a result of the global financial crisis and upgradation of industrial structure, which caused large amounts of migrant workers to return home earlier than previsous years.
(2) Freight transportation
Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2008 in comparision with those of 2007:

	2008	2007	Increase (%)
Freight Transportation Revenues (RMB’000)	1,324,700.6	1,326,449.8	-0.13
— Outbound freight	186,096.0	156,348.0	19.03
— Inbound freight, including arrival and pass-through freight	1,044,757.0	1,071,205.0	-2.47
— Other revenues from freight transportation	93,847.6	98,896.8	-5.11
Tonnage of freight (’000 tonnes)	70,141.1	71,010.3	-1.22
— Outbound freight	16,846.6	19,055.8	-11.59
— Inbound freight, including arrival and pass-through freight	53,294.5	51,954.6	2.58
Revenue per tonne (RMB)	18.89	18.68	1.12
— Outbound freight	11.05	8.20	34.76
— Inbound freight, including arrival and pass-through freight	19.60	20.62	-4.95
Total tonne-kilometers (million tonne-kilometers)	15,557.37	15,306.90	1.64
Revenue per tonne-kilometer (RMB)	0.09	0.09	—
Outbound freight
The Company’s outbound freight tonnage declined due to the freezing weather at the beginning of the year, the upgradation of industrial structure in the Pearl River Delta and the global financial crisis; however, outbound freight revenue grew considerably year-on-year owing to the hikes in railway tariffs and the increase in the delivery of deep-processed goods with high-value-added.
Inbound freight, including arrival and pass-through freight
Despite the freezing weather at the beginning of the year and the global financial crisis, which considerably affected the inbound freight business, our pass-through freight volume had increased obviously year-on-year, especially between February and September, since the opening of Line IV between Guangzhou and Shenzhen in April 2007, leading to an increase in total inbound freight volume in the full reporting period; however, total inbound freight revenues decreased slightly due to the shrinkage in arrival freight revenues.
Other Revenues from Freight Transportation
With the decrease in freight tonnage, especially in outbound and arrival freight, other revenues from freight transportation declined.

(3) Railway network usage and services
Railway network usage and services, which are divided into passenger railway network settlement and freight railway network settlement, mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the year ended December 31, 2008 in comparision with those of 2007:

	2008	2007	Increase (%)
Railway network usage and services (RMB’000)	2,738,425.1	2,659,528.7	2.97
— Locomotive traction	1,114,248.8	1,155,263.3	-3.55
— Track usage	953,491.3	919,737.8	3.67
— Electric catenary	281,777.2	211,177.4	33.43
— Vehicle coupling	224,046.7	216,560.9	3.46
— Other services	164,861.1	156,789.3	5.15
The increase in revenues from railway network usage and services was mainly due to: (1) the increase in the number of long-distance trains undertaken by other railway companies (bureaus) and using our tracks and services, which led to the increase in related revenues; and (2) the change in electric locomotive routing, which resulted a decrease in revenues from locomotive traction and an increase in revenues from use of electric catenary.
(4) Other businesses
Other businesses of the Company mainly include sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. The table below sets forth the revenues from other businesses for the year ended December 31, 2008 in comparision with those of 2007:

	2008	2007	Increase (%)
Revenues from other businesses (RMB’000)	866,299.6	688,986.9	25.74
— Sale of materials and supplies	227,749.0	103,819.8	119.37
— Maintenance of trains	225,509.9	239,161.4	-5.71
— On-board catering services	97,918.7	67,274.1	45.55
— Labor services	62,217.5	49,676.9	25.24
— Others	252,904.5	229,054.7	10.41
The increase in revenues from other businesses was mainly due to: (1) part of the long-distance trains from other railway companies (bureaus) refueled in our territory; (2) the Company gained certain right to run on-board catering services, leading to an increase in related revenues.

(3) Main items and analysis of operating costs and expenses

Unit: RMB’000
		2008	2007	Increase (%)	Analysis of reasons
Costs of railway businesses		9,162,278	8,334,293	9.93	—
—	Business tax	253,001	221,820	14.06	Increase in operating revenues
—	Labor and benefits	2,125,376	1,928,171	10.23	(1)	The increase in basic salaries and welfares of employees in the year;
					(2)	the expansion of related staff with more trains operated by the Company
—	Equipment leases and services	2,653,188	2,595,181	2.24	(1)	The long-distance trains undertaken by the Company changed locomotives and routes temporarily due to the snowstorm at the beginning of the year, leading to an increase in railway network expenses;
					(2)	An increase in railway network expenses as a result of the operation of Guangzhou-Zhengzhou trains in July 2008;
					(3)	An increase in locomotive traction expenses due to change in electric locomotive routing
—	Lease of land use right	50,000	50,000	—	—
—	Materials and supplies	1,345,651	1,240,801	8.45	(1)	Price increases in fuel, electricity and other railway-related materials;
					(2)	Increase consumption of materials, fuel, water and electricity with the operation of more trains
—	Repair expenses (excluding materials and supplies)	670,209	460,133	45.66	(1)	Increased repair expenses of locomotives, cars, buildings and structures with the operation of more trains and business expansion;
					(2)	Greening tree-planting along the rail lines to strengthen the roadbed
—	Depreciation of fixed assets	1,145,624	1,006,728	13.80	Increased as the CRHs and Line IV between Guangzhou and Shenzhen were transferred as fixed assets
—	Amortisation of leasehold land payment	15,001	15,002	-0.01	—
—	Social services fees	400,546	396,789	0.95	—
—	Utility and office expenses	121,436	109,792	10.61	(1)	An increase in security expenses during the Olympic Games
					(2)	An increase in expenses paid to intermediary organisations
—	Others	382,246	309,876	23.35	An increase in communication fees due to installation of train monitoring system and upgrading of part of the communication technology;
Costs of other businesses		829,077	458,819	80.70	(1)	The Company changed the operating model of catering services on part of the long-distance trains and ran the service by itself, leading to an increase in related expenses;
					(2)	Some long-distance trains operated by other railway administrations are fueled in the area managed by the Company, leading to an increase in related expenses;
					(3)	An increase in wages and benefits of staff of other businesses.
Finance cost		213,469	98,487	116.75	An increase in bank borrowings in the year, and CRHs and part of the construction-in-progress were substantially transferred to fixed assets, leading to a decrease in the capitalisation of interest expenses which in turn increased the finance cost.
Income taxes expenses		277,294	232,349	19.34	Increased overall income tax rate

(4) Analysis of financial position
(1) The table below sets forth the main items in the balance sheets of the Company and its subsidiaries as at December 31, 2008 and December 31, 2007:

			Unit: RMB’000
	December 31, 2008	December 31, 2007	Increase (%)
Total assets	28,221,826	26,689,929	5.74
Non-current assets	26,082,735	23,898,556	9.14
Current assets	2,139,091	2,791,373	-23.37
Total liabilities	6,382,671	5,508,459	15.87
Non-current liabilities	3,627,422	3,150,701	15.13
Current liabilities	2,755,249	2,357,758	16.86
Shareholders’ equity	21,783,207	21,125,761	3.11
Share capital	7,083,537	7,083,537	—
Reserves	14,699,670	14,042,224	4.68
Minority interests	55,948	55,709	0.43

Total equity	21,839,155	21,181,470	3.11

Total assets of the Company were RMB28,222 million, representing an increase of 5.74% from those at the end of 2007, among which non-current assets increased 9.14%, mainly due to the transfer of CRHs and part of Line IV to fixed assets; current assets decreased 23.37% year-on-year, mainly due to the decrease in the deposits of other railway companies (bureaus) placed at the deposit taking office of the Company.
Total liabilities of the Company were RMB6,383 million, representing an increase of 15.87% from those at the end of 2007, among which non-current liabilities increased 15.13%, mainly due to the increase in long-term bank borrowings; current liabilities increased 16.86%, mainly due to the increase in short-term bank borrowings for the purchase of rolling stock.
As at the end of 2008, the gearing ratio (total liabilities/total assets) of the Company was 22.6%.
As of December 31, 2008, the Company had no charge on any of its assets and had not provided any guarantees.
As of December 31, 2008, the Company did not have any entrusted deposits.
(2) Items related to fair value estimation
The Company did not have any item related to fair value estimation.

(3) Holding of financial assets and liabilities in foreign currency
As of December 31, 2008, the Company held certain amounts of cash in USD and HKD and a small amount of trade receivables in HKD and trade payables in USD as set out below:

Unit: RMB’000
			Change in	Accumulated
			fair value in	changes in
		Balance at	the period	fair value	provision for
		beginning of	recorded as	consolidated	impairment	Balance at
Item		period	loss/profit	into equity	for the period	end of period
Financial assets

Among which:	1. Financial assets in fair value, change of which was recorded in loss/profit of the period Among which: Derivative financial assets
	2. Loans or other receivables	13,377				34.157
	3. Available-for-sale financial assets
	4. Held-to-maturity investment
Sub-total of financial assets		13.377				34.157
Financial liabilities		1,005				940
(5) Cash Flow Analysis
In 2008, the principal source of capital of the Company were revenues generated from operations and bank loans. The Company’s capital was mainly used for capital and operating expenses and payment of taxes and dividends. The Company believes it has sufficient working capital and bank loans to meet its operation and development requirements.

Unit: RMB’000
Item	2008	2007
Cash inflows from operating activities, net	1,641,069	1,957,645
Cash flow used in investment activities, net	-2,915,785	-5,585,414
Cash inflow used in financing activities, net	483,317	128,289
In 2008, net cash inflows from operating activities were RMB1,641 million, representing a year-on-year decrease of RMB317 million, mainly due to the decrease in profit before tax when compared to that of 2007. The net cash inflows from operating activities were RMB2,997 million when the expenses without influence upon cash flows in operating activities is taken into account. Most of the non-cash expenses were depreciation and interest expenses on bank borrowings, etc. Change in receivables and payables arising from operating activities led to a decrease of RMB820 million in cash inflows, mainly due to decrease in paybales and increase in receivables in operating activities.
Cash flow used in investment activities, net was RMB2,916 million, representing a decrease of RMB2,670 million compared to that of 2007. The cash used in investment activities was mainly for the purchase of CRHs, payment for construction-in-progress and prepayment for purchase of fix assets.
Cash inflow from financing activities, net was RMB483 million, representing an increase of RMB355 milion from that in 2007. The cash from financing activities, net consists mainly of long-term and short-term bank borrowings incurred in the year.

2. Future Prospects
1. Business environment and key work points of 2009
In 2009, the Government takes vigorous measures to tackle the global financial crisis, spur domestic demands and keep stable and relatively fast macro-economic growth. This year is also critical for the Pearl River Delta to realize transformation of economic structure and development models. The year also provides good opportunities for railway industry to accelerate development and overcome the shortage of transportation capacity. With the view of scientic development, the Company will try to capture the good opportunities for the fast expansion of China’s railway industry, make full use of its geographic and competitive advantages, strengthen work safety, improve operation and management and perfect corporate governance to develop railway core businesses and promote the construction of a safe, efficient, high-tech and harmonious Guangshen Railway. The Company will be specially dedicated to the following work:
(1) continue to promote construction of safety basis, strenthen safety management and increase investment in safety equipment to ensure long-lasting transportation safety;
(2) continue to optimize and consolidate the railway operating assets of Guangzhou-Shenzhen Railway and Guangzhou-Pingshi Railway, exploit potentialities to promote efficiency, cut operating costs, realize scale economy effects and promote the competitive capacity and overall operating results to lay the foundations for the fast development and refinancing of the Company;
(3) promote passenger and freight marketing efforts, improve organization and coordination of transportation, enhance service quality, further optimize the ‘As-frequent-as-buses’operation scheme of Guangzhou-Shenzhen intercity trains, popularize the use of Guangshen Railway Credit IC Card and Guangshen Railway Value Card, adjust transportation organization according to market demands and rationalize the deployment of transportation resources to improve transportation efficiency;
(4) carry on with the establishment of internal control system and perfect corporate legal person governance structure to regulate the operation and management of the Company.
On April 29, 2009, the Company’s business plan for 2009 was considered and approved at the 10th meeting of the fifth session of the Board. The Company plans to realize a passenger traffic volume of 31,000 million passenger-kilometers and a freight traffic volume of 15,700 million tonne-kilometers. For capital commitements and operational commitements for the year ended December 31, 2008, please refer to Note 36 to financial statements.
2. Risk Analysis
Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may differ at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:
(1) Risks related to operating environment: As a principal provider of railway transportation services between Shenzhen and Pingshi, the Company conducts passenger and freight transportaion businesses mainly in Guangdong and Hong Kong. The level of economic growth in the two regions will directly influence the development of our businesses, for example, a slowdown in the economic growth in the two regions may lead to a decrease in the demands for railway services, thus affects the businesses of the Company.

(2) Risks related to market competition: Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. We compete with bus, ferry and air services in terms of price, convenience, frequency, service quality and safety. Furthermore, various express passenger lines are under construction in China, the railway networks in the Pear River Delta are also being built. With the completion and improvement of these railways, the competition in the service territory of the Company will change dramatically, which may pose great challenges to our passenger and freight transportation business.
(3) Risks related to railway tariff fluctuation and adjustment: Transportation tariff is one important factor that influences the Company’s operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.
(4) Financial risks
Foreign Exchange Risk: The Company currently holds a certain amount of United States dollars (‘USD’) and Hong Kong dollars (‘HKD’) bank deposits. It also earns revenues in HKD from certain of its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.
Interest Rate Risk: Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks. The Company does not hold any market risk-sensitive instruments for trading purposes. In order to finance large capital expenditure, the Company has obtained loans with commercial banks. If there are relatively strong fluctuations in the rates of interest for the relevant deposits or loans, the operating results of the Company will be affected.
Liquidity risk: The Company incurred more current liabilities than previous years and thus was exposed to certain liquidity risk. The Company needs to maintain sufficient cash and obtain abundant credit facilities to support its operation. The Company proposes to meet operating expenditure and capital expenditure and reduce liquidity risk through proper cost control, strict supervision and control of expenses and debt financing, etc.
(5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.
C. INVESTMENT OF THE COMPANY
1. Use of raised funds
In the period of this report, the Company did not raise any funds and no funds raised previously were used in this period.
2. Use of non-raised proceeds
The purchase of new electric train sets. The Company invested approximately RMB2.58 billion in the purchase of 20 electric train sets. As of the end of the reported period, the Company has paid RMB2.36 billion.
D. CHANGE IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND CORRECTION OF MATERIAL PREVIOUS ERRORS
In the period of this report, there was no change in accounting policies or accounting estimates of the Company, and no correction of material previous errors was made.

E. ROUTINE WORK OF THE BOARD
1. Meetings of the Board and resolutions

Media on which resolutions
Name of meeting	Date of meeting	were published	Date of publish
The 22nd meeting of the fourth session of the Board	April 23, 2008	Securities Times, China Securities Journal and Shanghai Securities News and websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Exchange (www.hkex.com.hk)	April 24, 2008
The 23rd meeting of the fourth session of the Board	April 28, 2008	Ditto	April 29, 2008
The first meeting of the fifth session of the Board	June 26, 2008	Ditto	June 27, 2008
The second meeting of the fifth session of the Board	July 21, 2008	Ditto	July 22, 2008
The third meeting of the fifth session of the Board	August 27, 2008	Ditto	August 28, 2008
The fourth meeting of the fifth session of the Board	October 8, 2008	Ditto	October 9, 2008
The fifth meeting of the fifth session of the Board	October 10, 2008	Ditto	October 11, 2008
The sixth meeting of the fifth session of the Board	October 28, 2008	Ditto	October 29, 2008
The seventh meeting of the fifth session of the Board	December 19, 2008	Ditto	December 20, 2008
2. Implementation of resolutions of shareholders’ meetings by the Board
In the reported period, the Board seriously implemented the resolutions of general meetings as follows:
(1) The Board implemented the profit distribution plan for 2007 and paid RMB0.08 per share, including tax, to shareholders of the Company as dividend for 2007, totaling RMB566,682,960;
(2) The Board proposed remunerations of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and PricewaterhouseCoopers as the international auditors of the Company.
3. Work of Audit Committee and Remuneration Committee
The work of the Audit Committee and Remuneration Committee of the Company in the reported period is set out in Chapter 5 Corporate Governance Structure of this report.

F. PROFIT DISTRIBUTION PLAN OR COMMON RESERVES CAPITALIZING PLAN
In accordance with the provisions of relevant law of China and the articles of association of the Company, the profit after tax of the financial year available for distribution shall be the lower of those determined under accounting principles in the PRC and the internal financial reporting statement, and the appropriation of surplus reserve shall be based on PRC accounting principles. The profit after tax under international accounting standards and PRC accounting principles was RMB1,224.129 million and RMB1,214.4378 million, respectively. The distributable profit of the Company at the end of 2008 was RMB205,664.67 million.
The Board recommended the payment of a final dividend of RMB 0.08 per share, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares on December 31, 2008, totaling RMB566.68296 million. The above proposal will be submitted to the 2008 annual general meeting for approval.
According to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law taking effect since January 1, 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on behalf. After the above-mentioned enterprise income tax, non-resident enterprise shareholders holding H shares will receive a dividend of RMB0.072 per share.
G. TAXATION
As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 18% in 2008. The rate is 7% lower than that of the standard income tax rate of 25% applicable to PRC companies. According to the relevant income tax laws of the PRC, other businesses of the Company and its subsidiaries are subject to income tax rates of 18% or 25%, mainly depending on the places of incorporation/establishment.
H. INTEREST CAPITALIZED
The interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2008 is set out in Note 7 to the financial statements.
I. FIXED ASSETS
Movements in fixed assets of the Company and its subsidiaries during 2008 are set out in Note 6 to the financial statements.
J. RESERVES
Movements in the reserves of the Company and its subsidiaries during the year are set out in Note 21 to the financial statements.
K. STATUTORY SURPLUS RESERVE
Details of the Company’s statutory surplus reserve are set out in Note 21 to the financial statements.

L. SUBSIDIARIES
Details of the Company’s principal subsidiaries as of December 31, 2008 are set out in Note 10 to the financial statements.
M. MAJOR SUPPLIERS AND CUSTOMERS
Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchases such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.
N. POST BALANCE SHEET EVENTS
On 29 April 2009, the Board of the Company approved the resolution of issuing medium-term notes in the amount of not exceeding RMB4 billion in the PRC. The resolution is subject to approval at the Annual General Meeting. If the medium-term notes are successfully issued, it will reduce the interest expenses and financial costs of the Company.

Chapter 8: Report of the Supervisory Committee
A. WORK OF THE SUPERVISORY COMMITTEE IN THE REPORTED PERIOD
In 2008, the Company held four meetings of the Supervisory Committee (the ‘Committee’) as detailed below:
1. On April 23, 2008, the seventh meeting of the fourth session of the Committee was held at the conference room on the third floor of the headquarters of the Company. The meeting was held by Mr. Yao Muming, chairman of the Committee. Seven supervisors should be present and all of them attended. The holding of the meeting conformed to the provisions of the Company Law and the Articles of Association of the Company. Rules of Precedure of Supervisory Committee, Work Report of the Supervisory Committee in 2007, Final Financial Budget Report for 2007, Profit Distribution Proposal for 2007, Annual Report of the Company 2007 and Abstraction were considered and approved on the meeting.
2. On June 26, 2008, the first meeting of the fifth session of the Committee was held at the conference room on the third floor of the headquarters of the Company. Seven supervisors should be present and all of them attended. The holding of the meeting conformed to the provisions of the Company Law and the Articles of Association of the Company. The meeting was held by Mr. Yao Muming, a supervisor. Mr. Yao Muming was elected chairman of the fifth session of the Committee.
3. On August 26, 2008, the second meeting of the fifth session of the Committee was held at the conference room on the six floor of the headquarters of the Company. Six supervisors should be present and five of them attended. Mr. Wang Jianping, a supervisor who was otherwise engaged, failed to attend the meeting and authorized Mr. Li Zhiming, another supervisor, to vote on his behalf. The holding of the meeting conformed to the provisions of the Company Law and the Articles of Association of the Company. The meeting was held by Mr. Yao Muming, chairman of the Committee. The financial report of the Company for the first half of 2008 was considered and approved on the meeting.
4. On October 27, 2008, the third meeting of the fifth session of the Committee was held at the conference room on the third floor of the headquarters of the Company. Six supervisors should be present and five of them attended. Mr. Wang Jianping failed to attend the meeting and authorized Mr. Li Zhiming to vote on his behalf. The holding of the meeting conformed to the provisions of the Company Law and the Articles of Association of the Company. The meeting was held by Mr. Yao Muming, chairman of the Committee. The third quarter financial report of 2008 was considered and approved on the meeting.

B. INDEPENDENT OPINION OF THE COMMITTEE ON RELATED ISSUES OF THE COMPANY IN 2008
During the reported period, the Committee fulfilled its duties faithfully and carried out work actively. The supervisors attended general meetings and meetings of the Board. The Committee supervised the operation, financial position, external guarantees, external investment and the use of proceeds raised of the Company and issued the following opinion:
1. Operation of the Company
During the reported period, the Company has fully complied with the PRC Company Law and the articles of associations of the Company and other relevant laws and regulations in its operation. The decision-making procedure of the Company was legal and the Board has carefully implemented the resolutions of the general meetings. Directors and senior management of the Company abided by the principle of honesty and no violation of laws or the interests of shareholders occurred.
2. Examination of the financial position of the Company
During the reported period, the Company’s financial system wasd sound, the internal control system was fine, the financial operation was regulated and the financial position was good. PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers audited the 2008 financial report of the Company and issued unqualified audit reports. In our opinion, the reports give a true, accurate and complete view of the financial position, operating results and cash flow of the Company.
3. The use of the proceeds raised latest
In the reported period, the Company did not raised any fund.
4. Asset acquisitions or disposals by the Company
In the reported period, the Company did not acquire or dispose any asset.
5. Connected transactions of the Company
In the reported period, the material transactions between the Company and related parties were performed in accordance with the examining and approving procedures of the Company. The transaction values were fair, just and reasonable and no violation of the interests of the Company or shareholders was discovered.
In 2008, the Company encountered severe snow and freezing weather in South China and economic crisis brought about by the global financial tsunami. The continuous price rises of railway-related materials greatly affected railway passenger and freight transportation, leading to increase in operating costs and decline of profit. With the joint efforts of the management and employees, the Company unceasingly promoted marketing efforts, consolidated and optimized transportation resources to increase traffic and revenues and improve transportation efficiency. The Company achieved safety and stability in its operations and stable increase in transportation revenues.
The Company is carrying on with work related to Section 404 of the Sarbanes-Oxley Act. The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company’s future prospect. We expect that the Company will continue to improve its management and internal control to enlarge and strengthen itself.

By Order of the Supervisory Committee Yao Muming April 29, 2009

Chapter 9: Matters of Importance
A. MATERIAL LITIGATION AND ARBITRATION
1. The Company was not involved in any material litigation or arbitration in the reported period.
2. Contingency of an associate which arose prior to and lasted until the reported period
As of December 31, 2008, the Company’s investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited (‘Tiecheng’), amounted to RMB85,732,125. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited (‘Guangzhou Guantian’), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.
On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited (‘Guangzhou Guanhua’) and Guangzhou Guanyi Real Estate Company Limited (‘Guangzhou Guanyi’) agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited (‘Guangzhou Guancheng’) to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.
Guangzhou Guantian initiated legal proceedings in respect of the guarantee. On March 6, 2009, the Supreme People’s Court delivered a final judgement in which it was ruled that Guangzhou Guanhua, Guangzhou Guantian and Guangzhou Guanyi were not liable to the third party for the debt of Guangzhou Guancheng. Therefore, no additional impairment provision is needed for the interests of Tiecheng in Guangzhou Guantian.
B. BANKRUPTCY AND RESTRUCTURING
No bankruptcy or restructuring occurred in the reported period.
C. SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY
The Company did not hold any shares of other listed companies or finance companies in the reported period.
D. TRADE OF ASSETS
No acquisition, disposal, exchange or consolidation of assets occurred in the reported period.

E. MATERIAL CONNECTED TRANSACTIONS
1. Connected transactions related to daily operations

Unit: RMB’000
					Amount involved
		Type of connected	Content of		connected
Party	Relation	transaction	transaction	Pricing principle	transaction
GRGC	Substantial shareholder	Provision of services	Transportation services	Determined based on uniform rates promulgated by MOR or market prices in reference to guidelines provided by MOR	1,038,611
GRGC and its affiliates	Substantial shareholder and its affiliates	Provision of services	Train services	Ditto	402,951
GRGC	Substantial shareholder and its controlling entity	Provision of services	Freight train repair services	Ditto	148,322
GRGC	Controlling entity of substantial shareholder	Receipt of services	Equipment lease and services fees processed and distributed by MOR	Ditto	1,218,138
GRGC and its affiliates	Substantial shareholder and its affiliates	Receipt of services	Train services fees	Ditto	235,303
Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of substantial shareholder	Receipt of services	Comprehensive transportation services fees	Costs plus mark-up	440,602
GRGC and its affiliates	Substantial shareholder and its affiliates	Procurement of merchandise	Materials and supplies	In reference to guidelines provided by MOR	398,230
GRGC and its affiliates	Substantial shareholder and its affiliates	Receipt of services	Maintenance and repair services	Determined based on uniform rates promulgated by MOR or market prices in reference to guidelines provided by MOR	115,568
Affiliates of GRGC	Affiliates of substantial shareholder	Receipt of services	Other services	In reference to guidelines provided by MOR	21,459

Explanation regarding continuing connected transactions:
The Leasing Agreement entered into by the Company and GRGC on November 15, 2004 became effective during this reporting period pursuant to the agreed precedent conditions. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million (For details, please refer to the ‘Offer Prospectus’ published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on December 21, 2006 and the announcements of the Company published on November 16, and December 31, 2004 in Hong Kong Economic Times). In 2008, the Company paid a rent of RMB50 million to GRGC.
On November 5, 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending December 31, 2010. For details, please refer to the ‘Announcement of Continuing Connected Transactions’ published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on November 6, 2007, the circular published on www.hkex.com.hk and www.sse.com.cn on November 9, 2007 and December 20, 2007, respectively and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on December 28, 2007.
On December 4, 2008, the Company held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between the Company and GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, on November 5, 2007, for each of the three financial years ending December 31, 2010. For details, please refer to the ‘Announcement of Continuing Connected Transactions’ published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn and www.hkex.com.hk on October 10, 2008, or the circular published on www.hkex.com.hk and www.sse.com.cn on October 20, 2008 and October 31, 2008, respectively, and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on December 5, 2008.
As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of Guangzhou Railway (Group) Company or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.
2. Connected transactions in relation to acquisition or sale of assets
The Company did not engage in any connected transaction in relation to acquisition or sale of assets in the reported period.
3. Material connected transactions related to joint external investment
No connected transaction related to joint external investment occurred in the reported period.

4. Related claim and debt
The Company was not involved in any non-regular claim or debt in the reported period.
5. Accounting treatment of special transactions between connected parties, including donation of cash or fiscal assets, exemption and clearing off debts for others, etc
No special transaction occurred between the Company and connected parties in the reported period.
6. Other material connected transactions
No other material connected transactions occurred in the reporting period.
7. Confirmation by Independent Directors of Connected Transactions
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during 2008 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.
F. MATERIAL CONTRACTS AND THE IMPLEMENTATION
1. Trust, contracted businesses and leasing affairs
(1) Trust
The Company did not engage in any trust business in the reporting period.
(2) Contracted Business
The Company did not engage in any contracted business in the reporting period.
(3) Leasing affairs
The Company leased the land for the GP Railway from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB 74 million. During 2008, the Company’s land rents paid and payable were RMB 50 million.
2. Guarantee
The Company did not have any guarantee outstanding in this period.
3. Trust investment affairs
The Company did not entrust any entities to make any investment in this period.
4. Other material contracts
The Company did not enter into any other material contracts in this period.

G. FULFILLMENT OF COMMITMENTS
During the reporting period, GRGC, the largest shareholder of the Company, announced the following commitments:
1. On December 13, 2006, the Company issued for the first time 2,747,987,000 A shares, each with a nominal value of RMB1.00, to the public at RMB3.76 per share and raised approximately RMB10.3 billion from the offering of A shares. As the largest shareholder of the Company at that time, GRGC undertook prior to the A share issue that the 2,904,250,000 A shares it holds in the Company would not be transferred to or held in trust by other persons or entities, nor be repurchased by the Company, within 36 months of the date of listing of A shares.
2. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.
3. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.
In the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.
H. ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS

	Former	Present
PRC auditors	Deloitte Touche Tohmatsu CPA Ltd.	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
Remuneration of PRC auditors	RMB3.30 million	—
Term of service of PRC auditors	3 years	1 year
International auditors	PricewaterhouseCoopers	PricewaterhouseCoopers
Remuneration of international auditors	RMB8 million	—
Term of service of international auditors	5 years	6 years

Note:	As the New Accounting Standards of PRC that took effect on January 1, 2007 which converge with the International Accounting Standards, in order to improve the auditing efficiency, the Company decided to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company, and a total RMB9.60 million was paid as remuneration for the auditing service for 2008, which were approved at the Annual General Meeting of Shareholders held on June 26, 2008. The former PRC auditors of the Company were Deloitte Touche Tohmatsu CPA Ltd.

I. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLER OR ACQUIRER AND THE RECTIFICATION
In the reporting period, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.
J. EXPLANATION OF OTHER MATERIAL EVENTS, THEIR INFLUENCE AND SOLUTIONS
No other material events occurred in the reporting period.

Chapter 10: Auditors’ Report and Audited Financial Statements
AUDITOR’S REPORT
Independent Auditor’s Report
To the shareholders of Guangshen Railway Company Limited
(Incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of Guangshen Railway Company Limited (‘the Company’) and its subsidiaries (together, the ‘Group’) set out on pages 55 to 125, which comprise the consolidated and company balance sheets as of 31 December 2008, and the consolidated income statement, the statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2008, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 29 April 2009

CONSOLIDATED BALANCE SHEET

As of 31 December 2008
(All amounts in Renminbi thousands)
		As of 31 December
	Note	2008	2007

ASSETS
Non-current assets
Fixed assets	6	23,903,846	19,995,286
Construction-in-progress	7	504,775	1,422,635
Prepayments for fixed assets and construction-in-progress		151,972	891,592
Leasehold land payments	8	592,368	607,971
Goodwill	9	281,255	281,255
Investments in associates	11	120,705	124,350
Deferred tax assets	12	331,738	338,921
Deferred employee costs	13	99,614	141,391
Available-for-sale investments	15	48,326	46,608
Long-term receivable	16	48,136	48,547

		26,082,735	23,898,556

Current assets
Materials and supplies	17	201,923	153,674
Trade receivables, net	18	53,426	59,749
Due from related parties	37(d)	226,916	83,925
Prepayments and other receivables, net	19	88,574	141,674
Short-term deposits		7,300	—
Cash and cash equivalents	34(c)	1,560,952	2,352,351

		2,139,091	2,791,373

Total assets		28,221,826	26,689,929

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	20	7,083,537	7,083,537
Reserves	21	14,699,670	14,042,224

		21,783,207	21,125,761
Minority interests in equity		55,948	55,709

Total equity		21,839,155	21,181,470

LIABILITIES
Non-current liabilities
Borrowings	22	3,390,000	2,850,000
Employee benefits obligations	23	237,422	300,701

		As of 31 December
	Note	2008	2007

		3,627,422	3,150,701

Current liabilities
Trade payables	24	416,227	291,423
Payables for fixed assets and construction-in-progress		764,609	337,213
Due to related parties	37(d)	362,533	1,022,125
Dividends payable		47	46
Income tax payable		48,977	89,996
Accruals and other payables	25	652,856	616,955
Borrowings	22	510,000	—

		2,755,249	2,357,758

Total liabilities		6,382,671	5,508,459

Total equity and liabilities		28,221,826	26,689,929

Net current (liabilities)/assets	2.1	(616,158)	433,615

Total assets less current liabilities		25,466,577	24,332,171

He Yuhua	Shen Yi
Chairman	Director General Manager
The notes on pages 63 to 125 form an integral part of these consolidated financial statements.

BALANCE SHEET

As of 31 December 2008
(All amounts in Renminbi thousands)
		As of 31 December
	Note	2008	2007

ASSETS
Non-current assets
Fixed assets	6	23,819,653	19,907,631
Construction-in-progress	7	504,775	1,422,635
Prepayments for fixed assets and construction-in-progress		151,972	891,569
Leasehold land payments	8	557,552	572,553
Goodwill	9	281,255	281,255
Investments in subsidiaries	10	80,274	82,384
Investments in associates	11	112,682	114,626
Deferred tax assets	12	330,110	338,921
Deferred employee costs	13	99,310	141,391
Available-for-sale investments	15	46,608	46,608
Long-term receivable	16	48,136	48,547

		26,032,327	23,848,120

Current assets
Materials and supplies	17	198,817	150,985
Trade receivables, net	18	51,139	58,909
Due from related parties	37(d)	242,533	96,855
Prepayments and other receivables, net	19	82,696	130,771
Cash and cash equivalents		1,540,158	2,327,940

		2,115,343	2,765,460

Total assets		28,147,670	26,613,580

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	20	7,083,537	7,083,537
Reserves	21	14,683,993	13,984,151

Total equity		21,767,530	21,067,688

LIABILITIES
Non-current liabilities
Borrowings	22	3,390,000	2,850,000
Employee benefits obligations	23	231,677	299,244

		3,621,677	3,149,244

Current liabilities
Trade payables	24	411,196	287,515

		As of 31 December
	Note	2008	2007

Payables for fixed assets and construction-in-progress		764,609	336,745
Due to related parties	37(d)	408,781	1,069,345
Dividends payable		47	46
Income tax payable		46,324	88,745
Accruals and other payables	25	617,506	614,252
Borrowings	22	510,000	—

		2,758,463	2,396,648

Total liabilities		6,380,140	5,545,892

Total equity and liabilities		28,147,670	26,613,580

Net current (liabilities)/assets		(643,120)	368,812

Total assets less current liabilities		25,389,207	24,216,932

He Yuhua	Shen Yi
Chairman	Director General Manager
The notes on pages 63 to 125 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2008
(All amounts in Renminbi thousands, except for earnings per share data)

		Year ended 31 December
	Note	2008	2007

Revenue from Railroad Businesses
Passengers		6,759,229	5,833,538
Freight		1,324,701	1,326,450
Railway network usage and services		2,738,425	2,659,529

		10,822,355	9,819,517
Revenue from Other Businesses		866,300	688,987

Total revenue		11,688,655	10,508,504

Operating expenses:
Railroad Businesses
Business tax		(253,001)	(221,820)
Labour and benefits	27	(2,125,376)	(1,928,171)
Equipment leases and services		(2,653,188)	(2,595,181)
Land use right leases	36(b)	(50,000)	(50,000)
Materials and supplies		(1,345,651)	(1,240,801)
Repairs and facilities maintenance costs, excluding materials and supplies		(670,209)	(460,133)
Depreciation of fixed assets		(1,145,624)	(1,006,728)
Amortization of leasehold land payments		(15,001)	(15,002)
Social services expenses		(400,546)	(396,789)
Utility and office expenses		(121,436)	(109,792)
Others		(382,246)	(309,876)

		(9,162,278)	(8,334,293)
Other Businesses
Business tax		(20,846)	(17,611)
Labour and benefits	27	(312,333)	(171,921)
Materials and supplies		(387,651)	(161,719)
Depreciation of fixed assets		(26,418)	(10,372)
Amortization of leasehold land payments		(602)	(1,019)
Utility and office expenses		(81,227)	(96,177)

		(829,077)	(458,819)

Total operating expenses		(9,991,355)	(8,793,112)

Other income, net	28	17,703	49,816

		Year ended 31 December
	Note	2008	2007

Profit from operations		1,715,003	1,765,208

Finance costs	29	(213,469)	(98,487)
Share of results of associates	11	128	1,830

Profit before income tax		1,501,662	1,668,551

Income tax expense	30	(277,294)	(232,349)

Profit for the year		1,224,368	1,436,202

Attributable to:
Equity holders of the Company		1,224,129	1,431,415
Minority interests		239	4,787

		1,224,368	1,436,202

Dividends	33	566,683	566,683

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic	32	RMB0.17	RMB0.20

— Diluted	32	RMB0.17	RMB0.20

The notes on pages 63 to 125 form an integral part of these consolidated financial statements.

STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December 2008
(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company
			Statutory	Discretionary
	Share	Share	surplus	surplus	Retained	Minority	Total
	capital	premium	reserve	Reserve	earnings	interests	equity
	(Note 20)		(Note 21)	(Note 21)

Group
Balance at 1 January 2007	7,083,537	10,202,469	1,268,683	346,034	1,268,285	50,922	20,219,930
Total recognised income and expense	—	92,021	—	—	1,431,415	4,787	1,528,223

Adjustment to deferred tax arising from group reorganisation brought forward due to change of income tax rate (Note 12)	—	92,021	—	—	—	—	92,021
Profit for the year	—	—	—	—	1,431,415	4,787	1,436,202
Appropriations from retained earnings (Note 21)	—	—	139,778	—	(139,778)	—	—
Reversal of appropriations	—	—	(2,766)	—	2,766	—	—
Dividends relating to 2006	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2007	7,083,537	10,294,490	1,405,695	346,034	1,996,005	55,709	21,181,470

Balance at 1 January 2008	7,083,537	10,294,490	1,405,695	346,034	1,996,005	55,709	21,181,470
Total recognised income and expense	—	—	—	—	1,224,129	239	1,224,368
Profit for the year	—	—	—	—	1,224,129	239	1,224,368
Appropriations from retained earnings (Note 21)	—	—	121,444	—	(121,444)	—	—
Dividends relating to 2007	—	—	—	—	(566,683)	—	(566,683)
Reversal of appropriations (Note 21)	—	—	(33,969)	(41,975)	75,944	—	—

Balance at 31 December 2008	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155

Company
Balance at 1 January 2007	7,083,537	10,202,469	1,235,993	310,842	1,276,132	—	20,108,973
Total recognised income and expense	—	92,021	—	—	1,433,377	—	1,525,398

Adjustment to deferred tax arising from group reorganisation brought forward due to change of income tax rate (Note 12)	—	92,021	—	—	—	—	92,021
Profit for the year (Note 31)	—	—	—	—	1,433,377	—	1,433,377
Appropriation from retained earnings (Note 21)	—	—	139,778	—	(139,778)	—	—
Reversal of appropriations	—	—	(2,766)	—	2,766	—	—
Dividends relating to 2006	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2007	7,083,537	10,294,490	1,373,005	310,842	2,005,814	—	21,067,688

Balance at 1 January 2008	7,083,537	10,294,490	1,373,005	310,842	2,005,814	—	21,067,688
Total recognised income and expense	—	—	—	—	1,226,722	—	1,226,722
Profit for the year (Note 31)	—	—	—	—	1,226,722	—	1,226,722
Appropriations and others	—	—	120,165	(6,783)	(73,579)	—	39,803
Dividends relating to 2007	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2008	7,083,537	10,294,490	1,493,170	304,059	2,592,274	—	21,767,530

The notes on pages 63 to 125 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2008
(All amounts in Renminbi thousands)

		Year ended 31 December
	Note	2008	2007

Cash flows from operating activities
Cash generated from operations	34(a)	2,173,685	2,430,689
Interest paid		(221,488)	(173,515)
Income tax paid		(311,128)	(299,529)

Net cash generated from operating activities		1,641,069	1,957,645

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables		(2,947,804)	(1,107,320)
Payment for business combination, net of cash acquired		—	(4,781,633)
Proceeds from sales of fixed assets	34(b)	11,358	83,701
Interest received		24,321	57,183
(Increase)/decrease in short-term deposits with maturities more than three months		(7,300)	169,739
Dividends received		4,475	—
Disposal of subsidiaries, net of cash received		(835)	(7,084)

Net cash used in investing activities		(2,915,785)	(5,585,414)

Cash flows from financing activities
Proceeds from borrowings		1,050,000	695,000
Dividends paid to the Company’s shareholders		(566,683)	(566,711)

Net cash generated from financing activities		483,317	128,289

Net decrease in cash and cash equivalents		(791,399)	(3,499,480)

Cash and cash equivalents at beginning of year		2,352,351	5,851,831

Cash and cash equivalents at end of year	34(c)	1,560,952	2,352,351

The notes on pages 63 to 125 form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)
1.	GENERAL INFORMATION
Guangshen Railway Company Limited (the ‘Company’) was established as a joint stock limited company in the People’s Republic of China (the ‘PRC’) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the ‘Businesses’) that had been undertaken previously by its predecessor, Guangshen Railway Company (the ‘Predecessor’) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the ‘Guangzhou Railway Group’) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the ‘Restructuring Agreement’), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the ‘State-owned Domestic Shares’) in exchange for the assets and liabilities associated with the operations of the Businesses (the ‘Restructuring’). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (‘H Shares’) and 24,269,760 American Depositary Shares (‘ADSs’, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the ‘Group’).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (‘Yangcheng Railway Business’), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. On 1 January 2007, control of Yangcheng Railway Business was transferred to the Company at a cash consideration of RMB10,169,925,000.

The principal activities of the Group are the provision of passenger and cargo transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China.

As of 31 December 2008, the Company had in total approximately 33,779 employees, representing an increase of 779 as compared to that of 31 December 2007.

The financial statements were authorized for issue by the board of directors of the Company on 29 April 2009.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

2.	PRINCIPAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

The Group reported net current liabilities of approximately RMB616,158,000 as of 31 December 2008. It is mainly due to the fact that certain capital expenditures of the Group were financed by self generated operating cash flow and short-term bank borrowings.

Notwithstanding the foregoing, the directors have adopted the going concern basis in the preparation of the consolidated financial statements based on the following:
•	The Group has always been able to maintain a stable operating cash inflow derived from its profitable operations. The directors expect that the Group will continue to generate sufficient cash flows from its future operating activities; and

•	As of 31 December 2008, the Group had unutilised borrowing facilities of approximately RMB900,000,000 (Note 22). In addition, certain banks have indicated to the Group their intention to offer borrowing facilities in an aggregate amount of approximately RMB1,700,000,000 in 2009. In addition, the Group would also identify alternative sources of financing such as issuing bonds of medium maturity terms (Note 38).

•	As of 31 December 2008, the total capital commitments, authorised but not contracted for and contracted but not provide for, were approximately RMB2,530,325,000 and RMB390,691,000 respectively (Note 36). The directors of the Company are able to, and will also undertake necessary monitoring procedures, to control the magnitude and timing of the expected cash outlays associated with these commitments with reference made to the operating cash inflow and bank financing arranged by the Group.
In light of the above, the directors consider that the Group and the Company will have sufficient financial resources to settle its liabilities and fund its obligations and it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis.
(a)	New accounting pronouncements and amendments effective in 2008
•	The IAS 39, ‘Financial instruments: Recognition and measurement’, amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS 7, ‘Financial instruments: Disclosures’, introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from 1 July 2008. This amendment does not have any impact on the Group’s financial statements, as the Group was not required to reclassify any financial assets accordingly.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued):
(b)	Accounting interpretations effective in 2008 but not relevant to the Group’s operations

The following interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2008 but are not relevant to the Group’s operations:
•	IFRIC — Int 11, ‘IFRS 2 — Group and treasury share transactions’;

•	IFRIC — Int 12, ‘Service Concession arrangements’ — As the Company does not have the obligation to provide its railway services to the public on behalf of the government; and there is no legal restriction on the transfer of the Company’s railway operating assets to any third party, the directors of the Company have concluded that the scope of operations of the Company is not within the scope of IFRIC 12; and

•	IFRIC — Int 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’.
(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

The following standards, amendments and interpretations to existing standards, have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2009 or later periods and have not been early adopted by the Group:
•	IFRS 3 (Revised), ‘Business Combination’ (effective from 1 July 2009). Management does not expect that the application will result in a material impact on the Group’s accounts.

•	IFRS 7 (Amendment),’Financial Instruments: Disclosure’,(effective from 1 January 2009). Management does not expect that the application will result in a material impact on the Group’s accounts.

•	IFRS 8, ‘Operating segments’ (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The expected impact of this new standard is still being assessed in details by management, but management does not anticipate that the application will result in any material impact on the Group’s financial statements.

•	IAS 1 (Revised), ‘Presentation of Financial Statements’ (effective from 1 January 2009). The Group is currently evaluating the possible impact arising from the IAS 1 (Revised).

•	IAS 23 (Amendment), ‘Borrowing costs’ (effective from 1 January 2009). The existing accounting policy of the Group is the same as the requirements of the revised IAS 23.

•	IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from 1 July 2009). Management does not expect the adoption of this new requirement will have a material impact on the Group’s accounts.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued)
(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group: (Continued)
•	IASB’s Annual Improvements Project published in May 2008. IASB published its annual improvement project, which made some amendments to IFRSs to clarify some accounting treatments/disclosure requirements under new/revised IFRSs and eliminate inconsistency. Management does not expect these amendments will have a material impact on the Group’s financial statements.
(d)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and not relevant to the Group’s operations:

The following standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 July 2008 or later periods but are not relevant to the Group’s operations:
•	IFRS 1 (Amendment), ‘First time adoption of IFRS’ and IAS 27 ‘Consolidated and separate financial statements’ (effective from 1 January 2009).

•	IFRS 2 Amendment, ‘Share-based Payment Vesting Conditions and Cancellations’ (effective from 1 January 2009).

•	IAS 32 (Amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ — ‘Puttable financial instruments and obligations arising on liquidation’ (effective from 1 January 2009).

•	IAS 39 (Amendment), ‘Financial Instruments: Recognition and Measurement’ (effective from 30 June 2009).

•	IFRIC — Int 13, ‘Customer loyalty programmes’ (effective from 1 July 2008).

•	IFRIC — Int 15, ‘Agreements for construction of real estates’ (effective from 1 January 2009).

•	IFRIC — Int 16, ‘Hedges of a net investment in a foreign operation’ (effective from 1 October 2008).

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.1	Basis of preparation (Continued)
(d)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and not relevant to the Group’s operations: (Continued)
•	IFRIC — Int 17, ‘Distributions of non-cash assets to owners’ (effective from 1 July 2009).

•	IFRIC — Int 18, ‘Transfers of Assets from Customers’ (effective for transfers on or after 1 July 2009).

•	IFRIC — Int 9, ‘Reassessment of Embedded Derivative’ (effective from 30 June 2009).
2.2	Consolidation
(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are set out in Note 10.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2.9). The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.2	Consolidation (Continued)
(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (Note 2.9). Details of the Group’s associates are set out in Note 11.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the consolidated income statement.

In the Company’s balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.
2.3	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

All of the Group’s business operations are conducted within the PRC. Accordingly, no geographical segment is presented.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.4	Foreign currency transactions
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Renminbi (‘Rmb’), which is the Company’s and Group’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement.
2.5	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.5	Fixed assets (Continued)

Note a:	The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the ‘Lease Term’); and the initial period of land use right operating leases (the ‘Operating Lease Term’), on which these assets are located (Notes 2.7 and 36(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 36(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.
The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the consolidated income statement.

2.6	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the fourth railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

2.7	Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.8	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill on acquisitions of subsidiaries is disclosed separately on the Balance Sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.9	Impairment of investment in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10	Financial assets
2.10.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets in other categories during 2008 and 2007.
(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loan and receivables comprise ‘receivables’ and ‘cash and cash equivalents’ in the balance sheet (Notes 2.13 and 2.14).

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.10	Financial assets (Continued)
2.10.1	Classification (Continued)
(b)	Available-for-sale financial assets (Continued)

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
2.10.2	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except for all financial assets carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the consolidated income statement as part of other income when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the consolidated income statement. Impairment testing of receivables is described in Note 2.13.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.11	Deferred employee costs

The Group implemented a scheme (the ‘Scheme’) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the ‘Benefits’), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortised over the contractual service period of the employees participating in the Scheme.

At each balance sheet date, the Group reassesses whether there is any indication of impairment, taking into account the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred employee costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

2.12	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.13	Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor; probability that a debtor may enter into bankruptcy or financial reorganisation; and default or delinquency in payments are considered indicators that a receivable is impaired. The amount of the impairment provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement within ‘operating expenses’. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses’ in the consolidated income statement.

2.14	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.15	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.16	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.17	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised directly in equity. In this case, the tax is also recognised in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from goodwill or from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.18	Current and deferred income tax (Continued)

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.19	Employee benefits
(a)	Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
2.20	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.20	Provisions (Continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.21	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sales have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.
(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

(c)	Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
2.22	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

2.23	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease. Please refer to 2.21(e) for operating lease income.

2.24	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

(b)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, RMB has experienced significant fluctuations as compared to other currencies. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(b)	Foreign currency risk (Continued)

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

	Currency	As of 31 December
Monetary assets and liabilities	denomination	2008	2007
		(RMB’000)	(RMB’000)

Cash and cash equivalents	USD	3,176	3,505
Cash and cash equivalents	HKD	30,452	9,310
Other receivables	HKD	529	562
Trade payables	USD	(940)	(1,005)
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2008, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, post-tax profit for the year would have been RMB1,270,000 (2007: RMB412,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.10% (2007: 0.72%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Group’s bank borrowings were at floating rates (Note 22). Bank borrowings at floating rates expose the Group to cash flow interest rate risk.

As of 31 December 2008, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately RMB2,574,800 (2007: RMB2,292,000) lower/higher, mainly as a result of higher or lower interest expense.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, long-term receivable, and amounts due from related parties.

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group’s trade receivable balances and long term receivable balance are due from third party customers as a result of rendering of services or sales of merchandises. The Group’s other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation. In view of the history of business dealings made with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group’s outstanding receivable balances.

There were no other financial assets carrying a significant exposure to credit risk.

With the consideration of the above and due to the fact that the majority of the Group’s revenue is derived from the railroad businesses which are cash transactions, the directors of the Company believe that there is no significant credit risk inherent in the Group’s business during the reporting period.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(e)	Liquidity risk (Continued)

As disclosed in Note 2.1, the Group reported net current liabilities of approximately RMB616,158,000 as of 31 December 2008. In addition, the Group had total capital commitments, authorised but not contracted for and contracted but not provided for, of approximately RMB2,530,325,000 and RMB390,691,000 respectively, as of the same date. The directors of the Company have undertaken the following actions and procedures to mitigate the liquidity risks of the Group, including:
(a)	Maintain and generate stable operating cash inflow from its profitable operations;

(b)	Undertake close monitoring process to control the magnitude and timing of the expected cash outlays associated with the construction of railway lines, the improvement of the existing operation equipments and the purchase of new locomotives; and

(c)	Obtain new bank facilities and identify sources of medium term financing in order to finance the expected cash outlays associated with the expected capital expenditures.
The directors are of the view that these measures would be adequate to contain the liquidity risk at an acceptable level.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between 1	Between 2
Group	1 year	and 2 years	and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings (including interests)	737,185	188,704	3,559,551
Trade and other payables (Notes 24 and 25)	1,011,182	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—
Due to related parties (Note 37(d))	362,533	—	—

At 31 December 2007
Borrowings (including interests)	199,704	201,288	3,221,740
Trade and other payables (Notes 24 and 25)	866,104	—	—
Payables for fixed assets and construction-in-progress	337,213	—	—
Due to related parties (Note 37(d))	1,022,125	—	—

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factor (Continued)
(e)	Liquidity risk (Continued)

	Less than	Between 1	Between 2
Company	1 year	and 2 years	and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2008
Borrowings (including interests)	737,185	188,704	3,559,551
Trade and other payables (Notes 24 and 25)	972,591	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—
Due to related parties (Note 37(d))	408,781	—	—

At 31 December 2007
Borrowings (including interests)	199,704	201,288	3,221,740
Trade and other payables (Notes 24 and 25)	861,850	—	—
Payables for fixed assets and construction-in-progress	336,745	—	—
Due to related parties (Note 37(d))	1,069,345	—	—
3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management (Continued)

The gearing ratios as at 31 December 2008 and 2007 were as follows:

	2008	2007
	RMB’000	RMB’000

Total Borrowing (Note 22)	3,900,000	2,850,000
Less: Cash and cash equivalents (Note 34(c))	(1,560,952)	(2,352,351)

Net Debt	2,339,048	497,649
Total Equity	21,839,155	21,181,470

Total capital	24,178,203	21,679,119

Gearing ratio	10%	2%

The increase in the gearing ratio during 2008 was primarily resulted from the increase in borrowings of RMB1,050,000,000 (Note 22) for the financing of the construction of a portion of the fourth rail-line and the purchase of locomotive. The directors of the Company, having considered the gearing ratio, are of the view that current capital structure is within their expectation.

3.3	Fair value estimation

The carrying amounts of the Group’s cash and cash equivalents, short-term deposits, trade and other receivables, amounts due from related parties, and financial liabilities including trade and other payables, payables for fixed assets and construction-in-progress, and amounts due to related parties, approximate their fair values due to their short maturities.

The fair values of long-term receivable and long-term bank borrowings for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.
(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 36(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation of fixed assets would have been decreased/increased by approximately RMB15,901,000 and RMB19,435,000, respectively.

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).

(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

For the impairment assessment made on the recoverable amount of the carrying value of the Company’s investment in an associate, Guangzhou Tiecheng Enterprise Company, please refer to details of the estimate made described in Note 11.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
4.1	Critical accounting estimates and assumptions (Continued)
(d)	Income taxes

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
5.	SEGMENT INFORMATION
(a)	Primary reporting format — business segments

As of 31 December 2008, the Group conducts the majority of its business activities in railway transportation (‘Railroad Businesses’) and other related business operations (‘Other Business’). These segments are so determined primarily due to the fact that senior management make key operating decisions and assess performance of the segments separately. The Group evaluates performance based on profit from operations.

Segment assets exclude deferred tax assets. Segment liabilities exclude borrowings and income tax payable. Capital expenditure comprises addition from acquisition of a business, additions to fixed assets (Note 6), construction-in-progress (Note 7) and prepayments for fixed assets and construction-in-progress.

5. SEGMENT INFORMATION (Continued)
(a)	Primary reporting format — business segments (Continued)

	Railroad Businesses		Other businesses		Unallocated		Total
	2008	2007	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment results
Revenue	10,822,355	9,819,517	866,300	688,987	—	—	11,688,655	10,508,504

Other income/(loss), net	14,924	52,829	2,779	(3,013)	—	—	17,703	49,816

Segment results	1,675,002	1,538,053	40,001	227,155	—	—	1,715,003	1,765,208

Finance costs	—	—	—	—	(213,469)	(98,487)	(213,469)	(98,487)
Share of results of associates	—	—	128	1,830	—	—	128	1,830
Income tax expense	—	—	—	—	(277,294)	(232,349)	(277,294)	(232,349)

Profit for the year	1,675,002	1,538,053	40,129	228,985	(490,763)	(330,836)	1,224,368	1,436,202

Other information
Segment assets	27,346,436	26,085,326	422,947	141,332	—	—	27,769,383	26,226,658
Investment in associates	—	—	120,705	124,350	—	—	120,705	124,350
Deferred tax assets	—	—	—	—	331,738	338,921	331,738	338,921

Total assets	27,346,436	26,085,326	543,652	265,682	331,738	338,921	28,221,826	26,689,929

Segment liabilities	2,315,201	2,491,957	118,493	76,506	—	—	2,433,694	2,568,463
Borrowings	—	—	—	—	3,900,000	2,850,000	3,900,000	2,850,000
Income tax payable	—	—	—	—	48,977	89,996	48,977	89,996

Total liabilities	2,315,201	2,491,957	118,493	76,506	3,948,977	2,939,996	6,382,671	5,508,459

Capital expenditures
Acquisition of Yangcheng Railway Business	—	4,873,332	—	—	—	—	—	4,873,332
Other additions	3,464,429	931,117	16,129	16,846	—	—	3,480,558	947,963

Non-cash expenses
Depreciation	1,145,624	1,006,728	26,418	10,372	—	—	1,172,042	1,017,100
Amortization of leasehold land payments	15,001	15,002	602	1,019	—	—	15,603	16,021
Amortization of employee staff costs	32,005	24,339	—	—	—	—	32,005	24,339
Recognition of employee benefits obligations	85,988	65,256	—	—	—	—	85,988	65,256
Impairment of fixed assets	—	6,359	—	—	—	—	—	6,359
Provision/(reversal of provision) for doubtful accounts	2,766	(8,260)	—	—	—	—	2,766	(8,260)
(b)	Secondary reporting format — geographical segments

For the year ended 31 December 2008 and 2007, all of the Group’s business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6. FIXED ASSETS

	Group
			Tracks,	Locomotives	Communications	Other
		Leasehold	bridges and	and rolling	and signalling	machinery and
	Buildings	improvements	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2007
Cost	2,245,311	38,500	3,644,108	1,392,654	349,980	1,751,185	9,421,738
Accumulated depreciation	(353,245)	(38,500)	(930,193)	(447,583)	(256,764)	(642,338)	(2,668,623)
Impairment	—	—	—	(14,284)	—	(354)	(14,638)

Net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477

Year ended 31 December 2007
Opening net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477
Acquisition of Yangcheng Railway Business	1,131,855	—	5,540,127	2,456,408	430,728	1,268,626	10,827,744
Additions	741	—	—	23,964	1,815	27,961	54,481
Transfer from Construction-in-progress (Note 7)	41,638	—	2,705,401	7,778	401,257	355,205	3,511,279
Reclassifications	(1,885)	—	—	(936)	(121)	2,942	—
Disposals	(85,107)	—	—	(26,200)	(92)	(1,837)	(113,236)
Depreciation charges	(111,609)	—	(139,178)	(259,938)	(128,881)	(377,494)	(1,017,100)
Impairment charges	(6,359)	—	—	—	—	—	(6,359)

Closing net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

At 31 December 2007
Cost	3,363,597	38,500	11,929,430	3,859,566	1,194,756	3,515,465	23,901,314
Accumulated depreciation	(495,898)	(38,500)	(1,109,165)	(727,703)	(396,834)	(1,131,215)	(3,899,315)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

Year ended 31 December 2008
Opening net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286
Additions	2,425	—	—	2,626,286	38,421	103,836	2,770,968
Transfer from construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	173,079	2,367,070
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,774)	—	1,002	(13)	(75,334)	78,119	—
Disposals	(3,867)	—	(36,258)	—	(1)	(2,774)	(42,900)
Depreciation charges	(116,008)	—	(174,916)	(369,163)	(166,678)	(345,588)	(1,172,353)

Closing net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

At 31 December 2008
Cost	3,686,870	—	13,519,696	6,499,176	1,364,722	3,900,756	28,971,220
Accumulated depreciation	(622,229)	—	(1,280,368)	(1,096,840)	(551,390)	(1,509,991)	(5,060,818)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

6. FIXED ASSETS (Continued)

	Company
			Tracks,	Locomotives	Communications	Other
		Leasehold	bridges and	and rolling	and signalling	machinery and
	Buildings	improvements	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2007
Cost	2,095,646	38,500	3,613,519	1,392,654	349,821	1,730,936	9,221,076
Accumulated depreciation	(279,238)	(38,500)	(910,439)	(447,583)	(256,636)	(629,985)	(2,562,381)
Impairment	—	—	—	(14,284)	—	(354)	(14,638)

Net book amount	1,816,408	—	2,703,080	930,787	93,185	1,100,597	6,644,057

Year ended 31 December 2007
Opening net book amount	1,816,408	—	2,703,080	930,787	93,185	1,100,597	6,644,057
Acquisition of Yangcheng Railway Business	1,131,855	—	5,540,127	2,456,408	430,728	1,268,626	10,827,744
Additions	367	—	—	23,964	1,815	19,958	46,104
Transfer from Construction-in-progress (Note 7)	39,130	—	2,705,401	7,778	401,257	355,205	3,508,771
Reclassifications	(1,885)	—	—	(936)	(121)	2,942	—
Disposals	(80,218)	—	—	(26,200)	(92)	(1,358)	(107,868)
Depreciation charges	(108,769)	—	(139,106)	(259,938)	(128,873)	(368,132)	(1,004,818)
Impairment charges	(6,359)	—	—	—	—	—	(6,359)

Closing net book amount	2,790,529	—	10,809,502	3,131,863	797,899	2,377,838	19,907,631

At 31 December 2007
Cost	3,217,399	38,500	11,898,841	3,859,566	1,194,597	3,496,251	23,705,154
Accumulated depreciation	(420,511)	(38,500)	(1,089,339)	(727,703)	(396,698)	(1,118,059)	(3,790,810)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,790,529	—	10,809,502	3,131,863	797,899	2,377,838	19,907,631

Year ended 31 December 2008
Opening net book amount	2,790,529	—	10,809,502	3,131,863	797,899	2,377,838	19,907,631
Additions	1,885	—	—	2,626,286	38,421	103,048	2,769,640
Transfer from Construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	172,952	2,366,943
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,771)	—	1,002	(13)	(75,333)	78,115	—
Disposals	(3,560)	—	(36,258)	—	(1)	(2,744)	(42,563)
Depreciation charges	(113,128)	—	(174,845)	(369,163)	(166,670)	(343,967)	(1,167,773)

Closing net book amount	2,990,121	—	12,228,636	5,402,336	813,318	2,385,242	23,819,653

At 31 December 2008
Cost	3,574,592	—	13,489,107	6,499,176	1,364,563	3,884,900	28,812,338
Accumulated depreciation	(578,112)	—	(1,260,471)	(1,096,840)	(551,245)	(1,499,461)	(4,986,129)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	2,990,121	—	12,228,636	5,402,336	813,318	2,385,242	23,819,653

6.	FIXED ASSETS (Continued)
As of 31 December 2008, the ownership certificates of certain buildings (‘Building Ownership Certificates’) of the Group and the Company with an aggregate carrying value of approximately RMB2,000,621,000 and RMB1,948,444,000, respectively (2007: RMB1,980,467,000 and RMB1,933,233,455) had not been obtained by the Group and the Company. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

As of 31 December 2008, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB26,894,352 (2007: RMB23,426,683) were fully depreciated but still in use.
7.	CONSTRUCTION-IN-PROGRESS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	1,422,635	4,305,157	1,422,635	4,305,042
Acquisition of Yangcheng Railway Business	—	215,391	—	215,391
Additions	1,449,210	413,366	1,449,083	410,973
Transfer to fixed assets (Note 6)	(2,367,070)	(3,511,279)	(2,366,943)	(3,508,771)

At 31 December	504,775	1,422,635	504,775	1,422,635

For the year ended 31 December 2008, approximately RMB13,721,000 (2007: RMB79,438,000) of interest expenses were capitalised in the construction-in-progress balance. A capitalisation rate of 6.55% (2007: 5.87%) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

8.	LEASEHOLD LAND PAYMENTS

	Group	Company
	RMB’000	RMB’000

At 1 January 2007
Cost	792,654	750,710
Accumulated amortization	(167,026)	(163,155)

Net book amount	625,628	587,555

Year ended 31 December 2007
Opening net book amount	625,628	587,555
Amortization charges	(16,021)	(15,002)
Disposal	(1,636)	—

Closing net book amount	607,971	572,553

At 31 December 2007
Cost	791,018	750,710
Accumulated amortization	(183,047)	(178,157)

Net book amount	607,971	572,553

Year ended 31 December 2008
Opening net book amount	607,971	572,553
Amortization charges	(15,603)	(15,001)

Closing net book amount	592,368	557,552

At 31 December 2008
Cost	791,213	750,710
Accumulated amortization	(198,845)	(193,158)

Net book amount	592,368	557,552

As of 31 December 2008, land use right certificates (‘Land Certificates’) of certain parcels of land of the Group and the Company with an aggregate area of 1,620,894 and 1,448,472 square meters (2007: 1,712,846 and 1,540,424 square meters), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

9.	GOODWILL

Group and
Company
RMB’000

Year ended 31 December 2007
Opening net book amount	—
Acquisition of Yangcheng Railway Business	281,255

Closing net book amount	281,255

At 31 December 2007 and 31 December 2008
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill arose from the excess of purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of Yangcheng Railway Business.

Goodwill is allocated to the cash generating unit (‘CGU’) comprising the Yangcheng Railway Business. A segment-level summary of the goodwill allocation is presented below:

	2008	2007
	RMB’000	RMB’000

Railroad business — Yangcheng Railway Business	281,255	281,255
The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad
business

Gross margin	26.85%
Growth rate	2%
Discount rate	12.37%
Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

9.	GOODWILL (Continued)
Even if the budgeted growth rate used in the value-in-use calculation for the CGU in the railroad business had been 10% lower than management’s estimates at 31 December 2008, the Group still would not be required to recognise any impairment losses against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in the railroad business had been 1% higher than management’s estimates, the Group would not be required to recognise any impairment recognised losses against goodwill.
10.	INVESTMENTS IN SUBSIDIARIES

	Company
	2008	2007
	RMB’000	RMB’000

Unlisted shares, at cost	80,274	82,384
(a)	As of 31 December 2008, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of	Percentage of equity interest
	incorporation/	attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities

Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company (‘Fu Yuan’)	1 November 1991	97%	3%	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	100%	—	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	42%	58%	RMB2,000,000	Warehousing, freight transport and packaging agency services

10.	INVESTMENTS IN SUBSIDIARIES (Continued)
(a)	(Continued)

		Percentage of
	Date of	equity interest
	incorporation/	attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities

Shenzhen Nantie Construction Supervision Company	8 May 1995	100%	—	RMB2,000,000	Supervision of construction projects
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (‘Tielian’)	27 December 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service
Guangzhou Railway Huangpu Service Company	2 January 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.

(b)	Subsidiaries disposed

In 2008, the Company put Shenzhen Jing Ming Industrial & Commercial Company Limited into liquidation and recorded a disposal loss of approximately RMB188,000.

11.	INVESTMENTS IN ASSOCIATES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted shares, at cost	—	—	210,529	210,455
Share of net assets	150,394	154,039	—	—
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(97,847)	(95,829)

	120,705	124,350	112,682	114,626

Note a:	The impairment provision at the Group level as of 31 December 2008 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 made in prior years (‘Zengcheng Lihua Provision’).

The provision balance at the Company level as of 31 December 2008 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company’s investment in Guangzhou Tiecheng Enterprise Company Limited (‘Tiecheng’) amounting to approximately RMB68,158,000 made in prior years.
The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	124,350	122,520	114,626	117,744
Less: provision for impairment in value	—	—	(2,018)	(3,118)
Share of results after tax	128	1,830	—	—
Dividends received and receivable from the associates	(2,055)	—	—	—
Reclassifications (Note 15)	(1,718)	—	—	—
Others	—	—	74	—

End of the year	120,705	124,350	112,682	114,626

11.	INVESTMENTS IN ASSOCIATES (Continued)
As of 31 December 2008, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC:

		Percentage of
		equity
	Date of	interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Pain-in capital	Principal activities
Shenzhen Guangshen Railway Civil Engineering Company	1 March 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	30 July 1992	27%	RMB100,000,000	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	2 May 1995	49%	RMB245,000,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.

The Group and Company’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/Profit	% interest held
	Rmb’000	Rmb’000	Rmb’000	Rmb’000

2007
Tiecheng (Note b)	198,149	110,399	4,486	(3,118)	49%
Other associates	178,419	141,819	109,783	4,948	27%~49%

	376,568	252,218	114,269	1,830

2008
Tiecheng (Note b)	190,783	105,051	11,158	(2,018)	49%
Other associates	172,808	137,835	128,466	2,146	27%~49%

	363,591	242,886	139,624	128

Note b:	As indicated above, the carrying amount of the Group and Company’s investment in Tiecheng as of 31 December 2008 was approximately RMB85,732,000.

11.	INVESTMENTS IN ASSOCIATES (Continued)
In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (‘Guangzhou Guantian’), in Guangzhou of the PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (‘Guangzhou Guanhua’) and Guangzhou Guanyi Real Estate Company Limited (‘Guangzhou Guanyi’), undertook to act as joint guarantors (collectively the ‘Guarantors’) for certain payable balances (the ‘Payables’) due from Guangdong Guancheng Real Estate Company Limited (‘Guangdong Guancheng’) to a third party creditor (the ‘Creditor’).

Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the ‘Damages’) according to the court verdicts (the ‘Verdicts’). Guangzhou Guantian made an appeal to overturn the Verdicts. In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Group and Company’s investment in Tiecheng would have been impaired.

A final judgement on the appeal which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

Nevertheless, these court proceedings had adversely affected the operating results of Guangzhou Guangtian and Tiecheng. As a result, impairment loss provision amounting to approximately RMB68,158,000 had been made in prior years against the carrying amount of the investment at the Company level. The provision had been retained as of 31 December 2008.

12.	DEFERRED TAX ASSETS/LIABILITIES
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxed levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The offset amounts are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	337,893	343,389	336,792	343,389
— Deferred tax assets to be recovered within 12 months	18,848	18,867	18,321	18,867

	356,741	362,256	355,113	362,256

Deferred tax liabilities:
— Deferred tax liabilities to crystallise after more than 12 months	(24,802)	(23,155)	(24,802)	(23,155)
— Deferred tax liabilities to crystallise within 12 months	(201)	(180)	(201)	(180)
	(25,003)	(23,335)	(25,003)	(23,335)

Deferred tax assets (net)	331,738	338,921	330,110	338,921

As of 31 December 2008, the Group and the Company offset deferred tax liabilities against deferred tax assets under the same tax jurisdiction, as allowed under IAS 12. The 2007 comparative figures had also been adjusted to conform to the current year presentation.

12.	DEFERRED TAX ASSETS/LIABILITIES (Continued)
The gross movement on the deferred income tax account is as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	338,921	181,041	338,921	181,041
Acquisition of Yangcheng Railway Business	—	42,459	—	42,459
Consolidated income statement charge (Note 30)	(7,183)	23,400	(8,811)	23,400
Revision to deferred tax arising from change of tax rate charged directly to equity (Note a)	—	92,021	—	92,021

At 31 December	331,738	338,921	330,110	338,921

Note a:	As explained in further details in Note 30, the corporate income tax rate for domestic enterprises in the PRC was changed with effect from 1 January 2008. As a result of such a change in enacted tax rate, additional deferred tax asset at approximately RMB92,021,000 was recognized in equity by the Group and the Company for temporary differences arising from fixed assets contributed by Guangzhou Railway Group into the Group during the Restructuring of the Group (Note 1).
The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group
		Acquisition
		of	Charged/			Charged/(Cr
	At 1	Yangcheng	(Credit) to	Charged	At 31	edit) to the	At 31
	January	Railway	the income	directly to	December	income	December
	2007	Business	statement	equity	2007	statement	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	14,275	—	6,088	—	20,363	1,088	21,451
Impairment provision for fixed assets	2,196	—	(268)	—	1,928	(39)	1,889
Impairment provision for interests in associates	4,453	—	2,969	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	168,431	—	(3,068)	92,021	257,384	(3,925)	253,459
Difference in accounting base and tax base of employee benefits obligations	1,488	54,750	18,921	—	75,159	(2,639)	72,520

	190,843	54,750	24,642	92,021	362,256	(5,515)	356,741

12.	DEFERRED TAX ASSETS/LIABILITIES (Continued)

	Company
		Acquisition
		of	Charged/			Charged/(Cr
	At 1	Yangcheng	(Credit) to	Charged	At 31	edit) to the	At 31
	January	Railway	the income	directly to	December	income	December
	2007	Business	statement	equity	2007	statement	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	14,275	—	6,088	—	20,363	1,050	21,413
Impairment provision for fixed assets	2,196	—	(268)	—	1,928	(39)	1,889
Impairment provision for interests in associates	4,453	—	2,969	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	168,431	—	(3,068)	92,021	257,384	(3,925)	253,459
Difference in accounting base and tax base of employee benefits obligations	1,488	54,750	18,921	—	75,159	(4,229)	70,930

	190,843	54,750	24,642	92,021	362,256	(7,143)	355,113

	Group and Company
		Acquisition of	(Credit)/		Charged/(Cre
		Yangcheng	Charged to	At 31	dit) to the	At 31
	At 1 January	Railway	the income	December	income	December
	2007	Business	statement	2007	statement	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax liabilities:
Difference in accounting base and taxation base relating to replacement costs of rail-line track assets	4,764	—	(4,764)	—	—	—
Difference in accounting base and tax base of fixed assets	—	12,291	7,783	20,074	(229)	19,845
Others	5,038	—	(1,777)	3,261	1,897	5,158

	9,802	12,291	1,242	23,335	1,668	25,003

13.	DEFERRED EMPLOYEE COSTS

	Group
	2008	2007
	RMB’000	RMB’000

At 1 January
Cost	271,369	226,369
Accumulated amortization	(129,978)	(105,639)

Net book amount	141,391	120,730

Year ended 31 December
Opening net book amount	141,391	120,730
Additions	16,733	45,000
Amortization (Note 27)	(32,005)	(24,339)
Offset against employee benefits obligation provision (Note 23)	(26,505)	—

Closing net book amount	99,614	141,391

At 31 December
Cost	243,102	271,369
Accumulated amortization	(143,488)	(129,978)

Net book amount	99,614	141,391

	Company
	2008	2007
	RMB’000	RMB’000

At 1 January
Cost	271,369	226,369
Accumulated amortization	(129,978)	(105,639)

Net book amount	141,391	120,730

Year ended 31 December
Opening net book amount	141,391	120,730
Additions	16,291	45,000
Amortization	(31,867)	(24,339)
Offset against employee benefits obligation provision (Note 23)	(26,505)	—

Closing net book amount	99,310	141,391

At 31 December
Cost	242,660	271,369
Accumulated amortization	(143,350)	(129,978)

Net book amount	99,310	141,391

14	FINANCIAL INSTRUMENTS BY CATEGORY
The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
Group	receivables	for-sale	Total

Asset as per consolidated balance sheet
As at 31 December 2008:
Available-for-sale investments (Note 15)	—	48,326	48,326
Long-term receivable (Note 16)	48,136	—	48,136
Trade and other receivables (Notes 18 and 19)	111,004	—	111,004
Due from related parties (Note 37(d))	226,916	—	226,916
Short-term deposits	7,300	—	7,300
Cash and cash equivalents (Note 34(c))	1,560,952	—	1,560,952

Total	1,954,308	48,326	2,002,634

As at 31 December 2007:
Available-for-sale investments (Note 15)	—	46,608	46,608
Long term receivables (Note 16)	48,547	—	48,547
Trade and other receivables (Notes 18 and 19)	174,386	—	174,386
Due from related parties (Note 37(d))	83,925	—	83,925
Cash and cash equivalents (Note 34(c))	2,352,351	—	2,352,351

Total	2,659,209	46,608	2,705,817

Other
financial
Group	liabilities

Liability items as per balance sheet
As at 31 December 2008:
Borrowings (Note 22)	3,900,000
Trade and other payables (Notes 24 and 25)	1,011,182
Payables for fixed assets and construction-in-progress	764,609
Due to related parties (Note 37(d))	362,533

Total	6,038,324

As at 31 December 2007:
Borrowings (Note 22)	2,850,000
Trade and other payables (Notes 24 and 25)	866,104
Payables for fixed assets and construction-in-progress	337,213
Due to related parties (Note 37(d))	1,022,125

Total	5,075,442

14	FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

	Loans and	Available-
Company	receivables	for-sale	Total

Asset as per balance sheet
As at 31 December 2008:
Available-for-sale investments (Note 15)	—	46,608	46,608
Long-term receivable (Note 16)	48,136	—	48,136
Trade and other receivables (Notes 18 and 19)	103,165	—	103,165
Due from related parties (Note 37(d))	242,533	—	242,533
Cash and cash equivalents	1,540,158	—	1,540,158

Total	1,933,992	46,608	1,980,600

As at 31 December 2007:
Available-for-sale investments (Note 15)	—	46,608	46,608
Long-term receivable (Note 16)	48,547	—	48,547
Trade and other receivables (Notes 18 and 19)	162,644	—	162,644
Due from related parties (Note 37(d))	96,855	—	96,855
Cash and cash equivalents	2,327,940	—	2,327,940

Total	2,635,986	46,608	2,682,594

Other
financial
Company	liabilities

Liability items reported in balance sheet
As at 31 December 2008:
Borrowings (Note 22)	3,900,000
Trade and other payables (Notes 24 and 25)	972,591
Payables for fixed assets and construction-in-progress	764,609
Due to related parties (Note 37(d))	408,781

Total	6,045,981

As at 31 December 2007:
Borrowings (Note 22)	2,850,000
Trade and other payables (Notes 24 and 25)	861,850
Payables for fixed assets and construction-in-progress	336,745
Due to related parties (Note 37(d))	1,069,345

Total	5,117,940

15	AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	46,608	46,108	46,608	46,108
Reclassifications (Note 11)	1,718	—	—	—
Additions arising from acquisition of Yangcheng Railway Business	—	500	—	500

End of the year	48,326	46,608	46,608	46,608

The Group and the Company’s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of 31 December 2008, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.
16	LONG-TERM RECEIVABLE

	Group and Company
	2008	2007
	RMB’000	RMB’000

Opening net book amount	48,547	—
Acquisition of Yangcheng Railway Business	—	54,547
Release of accrued interest	7,589	—
Repayment received	(8,000)	(6,000)

Closing net book amount	48,136	48,547

The long-term receivable balance represents freight service fees receivable from a third party customer, and the balance was acquired from Yangcheng Railway Business (as mentioned in Note 1). The original gross face value of the receivable is RMB140,400,000. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, making reference to the repayment schedule agreed by both parties.
The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.
The balance approximated its fair value as of 31 December 2008.

17.	MATERIALS AND SUPPLIES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Raw materials	139,497	87,423	138,960	86,907
Other interchangeable accessories	52,794	54,613	52,794	54,613
Reuseable rail-line track materials	5,741	9,129	5,741	9,129
Retailing Materials	3,891	2,509	1,322	336

	201,923	153,674	198,817	150,985

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ during the year in the amount of approximately RMB1,733,302,000 (2007: RMB1,402,520,000 ). As of 31 December 2008, there were no inventories stated at net realisable value.
18.	TRADE RECEIVABLES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	62,568	66,516	60,113	65,638
Less: Provision for impairment of receivables	(9,142)	(6,767)	(8,974)	(6,729)

	53,426	59,749	51,139	58,909

As of 31 December 2008, the Group and Company’s trade receivables are all denominated in RMB (2007: RMB).
The passenger railroad services are usually transacted on cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period as not overdue. As of 31 December 2008 and 2007, the ageing analysis of the outstanding trade receivables was as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	50,032	55,936	47,851	55,096
Over 1 year but within 2 years	3,087	2,162	3,087	2,162
Over 2 years but within 3 years	40	1,068	40	1,068
Over 3 years	267	583	161	583

	53,426	59,749	51,139	58,909

18.	TRADE RECEIVABLES (Continued)
Trade receivables that are less than three months past due after the credit period are not considered impaired. As of 31 December 2008, trade receivables of approximately RMB682,000 (2007: RMB1,306,000) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2008	2007
	RMB’000	RMB’000

Over 1 year but within 2 years	642	1,306
Over 2 year but within 3 years	40	—

	682	1,306

As of 31 December 2008, trade receivables of approximately RMB11,854,000 (2007: RMB9,274,000) had been impaired. The amount of the provision was approximately RMB9,142,000 as of 31 December 2008 (2007: RMB6,767,000). The impaired receivable balances were mainly related to the provision of freight transportation services and the customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing of these receivables is as follows:

	2008	2007
	RMB’000	RMB’000

Within 1 year	559	—
Over 1 year but within 2 years	2,564	857
Over 2 years but within 3 years	—	1,068
Over 3 years	8,731	7,349

	11,854	9,274

Movements on the provision for impairment of trade receivables are as follows:

	2008	2007
	RMB’000	RMB’000

At 1 January	6,767	8,745
Provision for impairment loss	2,630	86
Receivables written off during the year as uncollectible	—	(224)
Reversal of impairment loss provision	(255)	(1,840)

At 31 December	9,142	6,767

The creation and release of provision for impaired receivables have been included in utility and office expenses in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

18.	TRADE RECEIVABLES (Continued)
Concentration of credit risk with respect to trade receivables is low due to the fact that the Group and the Company has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believes that there was no additional significant credit risk beyond the amount that had already been provided for expected collectability losses as at 31 December 2008.
As of 31 December 2008, the carrying amounts of the above trade receivables approximated their fair values.
19.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables	111,857	168,572	105,506	157,409
Less: Provision for impairment loss (Note a)	(54,279)	(53,935)	(53,480)	(53,674)
Other receivables, net	57,578	114,637	52,026	103,735
Prepayments	30,996	27,037	30,670	27,036

	88,574	141,674	82,696	130,771

Note a:	Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Company in prior years in order to provide for potential recoverability losses associated with a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (‘Li Cheng’) at a principal balance of the same amount (‘the Deposit’). The Company has been unable to recover the Deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng to enforce the recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.
As of 31 December 2008 and 2007, there were no significant balances of other receivables that were past due after the credit period that are not impaired. A provision for impairment loss of approximately RMB391,000 (2007: reversal of RMB6,506,000) has been included in the income statement.
The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	2008	2007
	RMB’000	RMB’000

RMB	88,045	141,112
HKD	529	562

	88,574	141,674

20.	SHARE CAPITAL
As of 31 December 2008, the total authorised number of ordinary shares is 7,083,537,000 shares (2007: 7,083,537,000 shares) with a par value of RMB1.00 per share (2007: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

	Opening		Closing
	balance at		balance at
	1 January		31 December
	2008	Transfers	2008
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by state-owned legal person	2,904,250	—	2,904,250

Listed shares
— H shares	1,431,300	—	1,431,300
— A shares	2,747,987	—	2,747,987

	4,179,287	—	4,179,287

Total	7,083,537	—	7,083,537

	Opening		Closing
	balance at		balance at
	1 January		31 December
	2007	Transfers	2007
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by Guangzhou Railway Group	2,904,250	—	2,904,250
— shares held by legal persons	1,480,944	(1,480,944)	—
	4,385,194	(1,480,944)	2,904,250

Listed shares
— H shares	1,431,300	—	1,431,300
— A shares	1,267,043	1,480,944	2,747,987

	2,698,343	1,480,944	4,179,287

Total	7,083,537	—	7,083,537

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by legal persons were subject to a sale and transfer restriction period of 3-month or one year; In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook its 2,904,250,000 A shares to be subject to a 3-year sale and transfer restriction period.

21.	RESERVES
According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended 31 December 2008 and 2007, the directors proposed the following appropriations to reserves of the Company:

	2008		2007
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	121,444	10%	139,778
In addition, because of a change in the rules governing appropriation of statutory reserves of enterprises in the PRC effective from 2008, the Group and the Company had made appropriate changes to the reserve balances brought forward from 2007 and before.

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements.

22.	BORROWINGS

	Group and Company
	2008	2007
	RMB’000	RMB’000

Non current
Unsecured bank borrowings	3,390,000	2,850,000

Current
Unsecured bank borrowings	510,000	—

Total borrowings	3,900,000	2,850,000

The borrowings are mainly obtained for the payment of construction of the fourth rail-line of the Group and purchase of locomotives of the Group. The carrying amounts of the Group’s borrowings are all denominated in RMB.

The maturity of these borrowings is as follows:

	Group and Company
	2008	2007
	RMB’000	RMB’000

Within one year	510,000	—
Within 1 to 2 years	10,000	—
Within 2 to 5 years	3,380,000	2,850,000

	3,900,000	2,850,000

The interest rate exposure of the borrowings of the Group is as follows:

	Group and Company
	2008	2007
	RMB’000	RMB’000

At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	3,900,000	2,850,000
The effective interest rates of the bank borrowings as of 31 December 2008 were 6.44% (2007: 6.07%). The carrying amounts of the Group’s borrowings approximated their fair values as all the borrowings are at floating interest rates.

As of 31 December 2008, the Group had unutilized banking facilities granted by various financial institutions amounting to approximately RMB900,000,000 (2007: RMB5,450,000,000).

23.	EMPLOYEE BENEFITS OBLIGATIONS

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	377,409	22,420	375,726	22,420
Acquisition of Yangcheng Railway Business	—	410,000	—	410,000
Additions (Note 27)	85,988	65,256	76,382	63,347
Interest unwound	3,417	(1,988)	3,417	(1,988)
Payments	(151,768)	(118,279)	(148,913)	(118,053)
Offset against deferred employee costs (Note 13)	(26,505)	—	(26,505)	—

At 31 December	288,541	377,409	280,107	375,726

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Employee benefits obligations	288,541	377,409	280,107	375,726
Less: current portion included in accruals and other payables (Note 25)	(51,119)	(76,708)	(48,430)	(76,482)

	237,422	300,701	231,677	299,244

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

24.	TRADE PAYABLES
The ageing analysis of trade payables was as follows:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	413,002	288,763	408,314	284,873
Over 1 year but within 2 years	1,763	1,064	1,750	1,038
Over 2 years but within 3 years	66	83	25	67
Over 3 years	1,396	1,513	1,107	1,537

	416,227	291,423	411,196	287,515

25.	ACCRUALS AND OTHER PAYABLES

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits received for construction projects	263,721	197,561	263,721	197,561
Salary and welfare payables	65,232	55,217	60,737	48,858
Advance received from customers	57,901	42,274	56,111	39,917
Other payables	53,782	95,700	28,671	113,031
Employee benefits obligations (Note 23)	51,119	76,708	48,430	76,482
Deposits received from ticketing agencies	50,297	64,748	50,297	64,748
Other taxes payable	44,256	42,644	42,991	41,422
Other deposits received	43,688	14,556	43,688	4,686
Housing maintenance fund	17,286	17,212	17,286	17,212
Fund for employee injury insurance	5,574	7,564	5,574	7,564
Accrued expenses	—	2,771	—	2,771

	652,856	616,955	617,506	614,252

26.	AUDITORS’ REMUNERATION
Auditors’ remuneration for the year ended 31 December 2008 was RMB9,600,000 (2007: RMB8,000,000).

27.	LABOUR AND BENEFITS

	2008	2007
	RMB’000	RMB’000

Wages and salaries	1,661,325	1,388,342
Provision for medical and other employee benefits	306,282	325,438
Contributions to a defined contribution pension scheme (a)	260,014	220,856
Contributions to the housing scheme (b)	92,095	75,861
Amortization of deferred employee costs (Note 13)	32,005	24,339
Employee benefits obligations (Note 23)	85,988	65,256

	2,437,709	2,100,092

(a)	Pension scheme
All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.
(b)	Housing scheme
In accordance with the PRC housing reform regulations, the Group is required to make contributions to a State-sponsored Housing Fund at 7% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group have no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

27.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior management’s emoluments
The remuneration of each Director of the Company for the year ended 31 December 2008 is set out below:

	2008
				Employer’s
				contribution
				to pension	Other
Name of Director	Fee	Salary	Bonus	scheme	benefits	Total

Directors
He, Yu Hua	—	—	—	—	—	—
Cao, Jian Guo	—	—	—	—	—	—
Wu, Hou Hui	—	—	—	—	—	—
Wen, Wei Ming	—	—	—	—	—	—
Yang, Jin Zhong (ii)	9,000	—	—	—	—	9,000
Chang Loong Cheong (ii)	75,659	—	—	—	—	75,659
Deborah Kong (ii)	75,659	—	—	—	—	75,659
Wilton Chau	149,472	—	—	—	—	149,472
Yang, Yi Ping (ii)	18,000	29,124	300,284	20,787	28,674	396,869
Liu, Hai (i)	6,000	27,612	238,121	20,787	27,690	320,210
Dai, Qi Lin (i)	55,998	—	—	—	—	55,998
Lv, Yu Hui (i)	55,998	—	—	—	—	55,998
Yu, Zhi Ming	—	—	—	—	—	—

Supervisors
Yao, Mu Ming	—	—	—	—	—	—
Li, Zhi Ming	—	—	—	—	—	—
Li, Jin (ii)	—	—	—	—	—	—
Chen, Rui Xing (ii)	—	—	—	—	—	—
Wang, Jian Ping [1] (ii)	5,000	8,736	65,187	6,529	8,984	94,436
Huang, Li Ka (i)	5,000	20,349	196,634	15,890	20,907	258,780
Liu, Xi Lin (i)	5,000	—	—	—	—	5,000
Chen, Yun Zhong (ii)	5,000	27,720	112,021	20,787	35,148	200,676
Wang, Jian Ping [2] (i)	—	—	—	—	—	—
Chen, Shao Hong (i)	—	—	—	—	—	—

Senior Management
Shen, Yi (i)	—	7,311	79,728	5,496	7,269	99,804
Wu, Wei Min	—	26,784	288,824	20,787	27,390	363,785
Wang, Jian Ping [1] (i)	5,000	17,472	198,234	14,258	19,438	254,402
Han, Dong (iii)	—	—	—	—	—	—
Yao, Xiao Cong (ii)	—	27,492	279,621	20,787	27,702	355,602
Tang, Xiang Dong (i)	—	—	—	—	—	—
Guo, Xiang Dong	—	25,260	215,819	20,787	25,914	287,780
Luo, Jian Cheng	—	22,848	213,221	20,787	24,858	281,714

(i)	Appointed in 2008

(ii)	Resigned from the positions in 2008

(iii)	Resigned due to death in 2008

27.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior management’s emoluments

	2007
				Employer’s
				contribution
				to pension	Other
Name of Director	Fee	Salary	Bonus	scheme	benefits	Total

Directors
Wu, Jun Guang (i)	9,000	—	—	—	—	9,000
Yang, Jin Zhong	12,000	30,942	86,663	14,600	12,108	156,313
Wu, Hou Hui	12,000	—	—	—	—	12,000
Wen, Wei Ming	12,000	—	—	—	—	12,000
Chang Loong Cheong	174,560	—	—	—	—	174,560
Deborah Kong	174,560	—	—	—	—	174,560
Wilton Chau	174,560	—	—	—	—	174,560
Cao, Jian Guo	12,000	—	—	—	—	12,000
Yang, Yi Ping	18,000	35,166	254,240	15,368	12,426	335,200
He, Yu Hua (ii)	9,000	—	—	—	—	9,000

Supervisors
Yao, Mu Ming	12,000	—	—	—	—	12,000
Chen, Yun Zhong	10,000	33,030	181,426	14,918	12,264	251,638
Wang, Jian Ping [1]	10,000	31,998	185,314	14,666	12,084	254,062
Li, Zhi Ming	12,000	—	—	—	—	12,000
Li, Jin	12,000	—	—	—	—	12,000
Chen, Rui Xing	12,000	—	—	—	—	12,000

Senior Management
Wu, Wei Min	10,000	31,542	188,162	14,828	12,156	256,688
Han, Dong	10,000	29,550	188,150	14,260	12,006	253,966
Yao, Xiao Cong	10,000	32,562	192,184	14,858	12,234	261,838
Guo, Xiang Dong	10,000	29,339	135,882	14,408	11,934	201,563
Luo, Jian Cheng	10,000	25,361	183,633	14,816	11,568	245,378

(i)	Resigned from the position in June 2007

(ii)	Appointed in 2007
No directors and senior management waived or agreed to waive any emoluments during the year (2007: Nil).

27.	LABOUR AND BENEFITS (Continued)
(d)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2007: one) directors, no (2007: one) supervisor and three (2007: three) senior management personnel, whose emoluments have already been reflected in the analysis presented above.

During the year, no emoluments (2007: Nil) were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office.

The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB881,900) (2007: same).
28.	OTHER INCOME, NET

	2008	2007
	RMB’000	RMB’000

Interest income from bank	24,321	61,063
Unwinding of interest accrued on long-term receivable (Note 16)	7,589	—
Write-back of long outstanding payables	21,562	—
Loss on disposal of fixed assets	(31,542)	(3,335)
Loss on disposal of subsidiaries	(188)	(1,063)
Others	(4,039)	(6,849)

	17,703	49,816

29.	FINANCE COSTS

	2008	2007
	RMB’000	RMB’000

Interest expenses	221,488	173,515
Less: interest capitalized in construction-in-progress (Note 7)	(13,721)	(79,438)
Bank charges	5,728	1,942
Net foreign exchange losses	(26)	2,468

	213,469	98,487

30.	INCOME TAX EXPENSE

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the ‘new CIT Law’), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2008, the applicable income tax rate is 18%.

An analysis of the current year taxation charges is as follows:

	2008	2007
	RMB’000	RMB’000

Current income tax	270,111	255,749
Deferred income tax (Note 12)	7,183	(23,400)

	277,294	232,349

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2008	2007
	RMB’000	RMB’000

Profit before tax	1,501,662	1,668,551

Tax calculated at the statutory rate of 18% (2007: 15%)	270,299	250,283
Effect of change of income tax rate on deferred taxation previously recognised	—	(30,413)
Effect of tax rates differentials	(3,652)	1,137
Effect of share of results of associates	(23)	(275)
Effect of income not subject to tax	(436)	—
Effect of expenses not deductible for tax purposes	10,686	5,462
Tax losses for which no deferred tax asset was recognised	420	380
Reversal of deferred tax assets on previously recognised tax losses	—	5,775

Income tax expense	277,294	232,349

The effective tax rate was 18.5% (2007: 13.9%). The increase was mainly caused by the increase in statutory tax rate as explained above.

31.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB1,226,722,000 (2007: RMB1,433,377,000).
32.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,224,129,000 (2007: RMB1,431,415,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2007: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.
33.	DIVIDENDS

	2008	2007
	RMB’000	RMB’000

Final, proposed, of RMB0.08 (2007: RMB0.08) per ordinary share	566,683	566,683
At a meeting of the directors held on 29 April 2009, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2008, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2009.

34.	CASH FLOW GENERATED FROM OPERATIONS
(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2008	2007
	RMB’000	RMB’000

Profit before income tax:	1,501,662	1,668,551
Adjustments for:
Depreciation of fixed assets	1,172,042	1,017,100
Impairment of fixed assets (Note 6)	—	6,359
Amortization of leasehold land payments (Note 8)	15,603	16,021
Loss on disposal of fixed assets (Note 28)	31,542	3,335
Amortization of deferred employee costs (Note 13)	32,005	24,339
Recognition of employee benefits obligations (Note 23)	85,988	65,256
Interest unwound (Note 23)	3,417	(1,988)
Share of results of associates (Note 11)	(128)	(1,830)
Loss on disposal of subsidiaries (Note 28)	188	1,063
Dividend income on available-for-sale investment	(2,420)	—
Provision/(reversal of provision) for doubtful accounts (Notes 18 and 19)	2,766	(8,260)
Write-back of long outstanding of payables (Note 28)	(21,562)	—
Interest expenses (Note 29)	207,767	173,515
Interest income (Note 28)	(31,910)	(61,063)

Operating profit before working capital changes	2,996,960	2,902,398
Decrease in trade receivables	3,948	46,839
Increase in materials and supplies	(48,249)	(31,637)
Decrease/(increase) in prepayments and other receivables	47,178	(14,260)
Decrease in long-term receivables	8,000	6,000
(Increase)/decrease in due from related parties	(142,991)	36,653
Increase/(decrease) in trade payables	124,804	(145,774)
Decrease in employee benefits obligations	(126,179)	(112,526)
(Decrease)/increase in due to related parties	(659,592)	206,744
Decrease in accrued expenses and other payables	(30,194)	(463,748)

Cash generated from operations	2,173,685	2,430,689

(b)	In the cash flow statement, proceeds from disposal of property, plant and equipment comprise:

	2008	2007
	RMB’000	RMB’000

Net book amount (Note 6)	42,900	113,236
Receivable arising from disposal of property, plant and equipment	—	(26,200)
Loss on disposal of property, plant and equipment	(31,542)	(3,335)

Proceeds from disposal of property, plant and equipment	11,358	83,701

34.	CASH FLOW GENERATED FROM OPERATIONS (Continued)
(c)	Analysis of the balance of cash and cash equivalents

	2008	2007
	RMB’000	RMB’000

Cash at bank and in hand	618,877	1,109,241
Short-term deposits with original maturities no more than three months (Note a)	942,075	1,243,110

	1,560,952	2,352,351

Note a:	Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.35% (2007: 1.71%).
35.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.
36.	COMMITMENTS
(a)	Capital commitments

As of 31 December 2008, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	2008	2007
	RMB’000	RMB’000

Authorised but not contracted for	2,530,325	3,674,095

Contracted but not provided for	390,691	2,132,634

A substantial amount of these commitments is related to the remaining construction works of a portion of the fourth rail-line of the Company, improvement of the existing operating equipments and the purchase of new locomotives for its expanded operations. The related financing would be from self generated operating cash flow and bank facilities.

36.	COMMITMENTS (Continued)
(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2008, the related lease rental paid and payable was RMB50,000,000 (2007: 50,000,000).
37.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

37.	RELATED PARTY TRANSACTIONS (Continued)
(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Relationship
Name of related parties	with the Company

Controlling entity of substantial shareholder, substantial shareholder and fellow subsidiaries
Ministry of Railways (‘MOR’) of the PRC	Controlling entity of substantial shareholder
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (‘Yangcheng Railway’)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (‘Guangmeishan’)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (‘Engineer Construction Enterprise’)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd.	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder

Associates of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

37.	RELATED PARTY TRANSACTIONS (Continued)
(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

			2008	2007
			RMB’000	RMB’000
Recurring Transactions:

I.	Transactions with the MOR and Guangzhou Railway Group and its subsidiaries
	(I).	Income
		Revenue collected from the MOR ((i) and (ii))
		— Passenger transportation	(6,196,596)	(5,318,369)
		— Freight transportation	(841,240)	(906,516)
		— Railway network usage and services	(2,738,425)	(2,659,529)
		including: service provided to Guangzhou Railway Group	(1,038,611)	(1,005,505)
		Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	(402,951)	(316,182)
		Provision of repairing services for cargo trucks of Guangzhou Railway Group and MOR (ii)	(148,322)	(175,284)

	(II).	Charges and Payments
		Services charges allocated from the MOR for equipment lease and services ((i) and (ii))	2,179,407	1,990,297
		including: service provided by Guangzhou Railway Group	1,218,138	1,105,890
		Operating lease rentals paid/payable to the MOR (ii)	176,880	156,628
		Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (ii)	235,303	213,388

		Social services (employee housing, health care, educational and public security services and other ancillary services) provided by (iii):
		— GEDC	126,839	119,657
		— Yangcheng Railway	313,763	309,998
		Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	398,230	577,352
		Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	115,568	82,478
		Other services provided by subsidiaries of Guangzhou Railway Group ((iv) and (v))	21,459	50,569

Non-recurring Transactions:
I.	Transactions with the MOR and Guangzhou Railway Group and its subsidiaries
	Rental income from an associate (v)		(4,681)	—
	Project construction services provided by Guangzhou Railway Group and its subsidiaries (v)		253,607	52,662

	Provision of construction management services by Guangzhou Railway Group in connection with the construction of fixed assets of the Company (vi)		181	9,288
	Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36(b))		50,000	50,000
	Payment for the acquisition of net assets of Yangcheng Railway Business		—	4,873,332
	Other services provided by Guangzhou Railway Group and its subsidiaries (ii)		—	21,633

37.	RELATED PARTY TRANSACTIONS (Continued)
(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: (Continued)
(i)	Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

(v)	The prices are determined based on mutual negotiation between the contracting parties.

(vi)	Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the ‘Management Agreements’) entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State controlled companies, employed for the construction of certain railway assets and railway stations of the Company, including the fourth rail-line. The management service fees are determined based on the pricing scheme set by the MOR.

37.	RELATED PARTY TRANSACTIONS (Continued)
(d)	As of 31 December 2008, the Group and the Company had the following material balances maintained with related parties:

	Group		Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000

Due from Guangzhou Railway Group	155,034	—	154,728	—
— Trade balance (i)	150,066	—	149,760	—
— Non-trade balance	4,968	—	4,968	—

Due to Guangzhou Railway Group	(35,209)	(78,262)	(35,191)	(78,244)
— Trade balance (i)	(25,787)	(96,995)	(25,787)	(96,995)
— Non-trade balance (iii)	(9,422)	18,733	(9,404)	18,751

Due from subsidiaries of Guangzhou Railway Group	16,815	39,911	16,483	39,911
— Trade balance	15,350	17,843	15,157	17,843
— Non-trade balance	1,465	22,068	1,326	22,068

Due to subsidiaries of Guangzhou Railway Group	(302,206)	(940,928)	(302,063)	(940,794)
— Trade balance (ii)	(198,843)	(157,001)	(198,702)	(156,869)
— Non-trade balance (iii)	(103,363)	(783,927)	(103,361)	(783,925)

Due from an associate	2,019	1,825	2,019	1,825
— Trade balance	14,331	14,137	14,331	14,137
Less: impairment provision (v)	(12,312)	(12,312)	(12,312)	(12,312)

Due to an associate	(25,118)	(2,935)	(25,118)	(2,935)
— Non-trade balance (iv)	(25,118)	(2,935)	(25,118)	(2,935)

Due from a subsidiary	—	—	16,255	12,930
— Non-trade balance	—	—	16,255	12,930

Due to a subsidiary	—	—	(46,409)	(47,372)
— Non-trade balance	—	—	(46,409)	(47,372)

Due from MOR	53,048	42,189	53,048	42,189
— Trade balance (i)	53,048	42,189	53,048	42,189

Prepayment for fixed assets and construction-in-progress	31,012	12,617	31,012	12,617
— Guangzhou Railway Group and its subsidiaries	31,012	12,617	31,012	12,617

Payables for fixed assets and construction-in-progress	(125,487)	(53,546)	(125,487)	(53,680)
— Guangzhou Railway Group and its subsidiaries	(95,498)	(45,496)	(95,498)	(45,630)
— Associates	(29,989)	(8,050)	(29,989)	(8,050)

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 37(c)(i).

(ii)	The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 37(c) above).

(iii)	The non-trade balances due to related parties mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As of 31 December 2008, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
38.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had the following significant subsequent event:

On 29 April 2009, the board of directors of the Company resolved to issue bonds, in an amount of RMB4,000,000,000, in the PRC market with medium term of maturity. The issuance is subject to the approval of a shareholders’ meeting.

Charpter 11: Document Available for Inspection
Documents for review include:
(1) Accounting statements signed by the legal representative, person in charge of accounting affairs and responsible person of accounting firm.
(2) Original of the audit report and financial statements prepared under PRC GAAP signed by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper.
(3) All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the reported period.
(4) Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.
The documents are placed at Secretariat to the Board of the Company